SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

          Financial Institutions Insurance Group, Ltd.
                       (Name of Issuer)

             Common Stock, par value $1.00 per share
                (Title of Class of Securities)

                           317588-10-1
                        (CUSIP Number)

         Scott E. Pickens, Esq., Schiff Hardin & Waite,
           7200 Sears Tower, Chicago, Illinois, 60606,
                    Telephone (312) 876-1000

                               and

          Marc Weingarten, Esq., Schulte Roth & Zabel,
            900 Third Ave, New York, New York, 10022
                    Telephone (212) 758-0404
          (Name, address and telephone number of person
        authorized to receive notices and communications)

                         April 12, 1996
     (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [X].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page sha ll not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 73 PAGES

CUSIP No.  317588-10-1
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON:     John A. Dore
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:    ###-##-####
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY

_________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF, OO, SC, BK
_________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): N/A
[ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 172,490

SHARES
          _______________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 67,658

OWNED BY
          _______________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 172,490

REPORTING
          _______________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 67,658
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 240,148
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 7.4%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN
_________________________________________________________________
            ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 2 OF 73 PAGES

CUSIP No.  317588-10-1
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON:     Castle Harlan Partners II, L.P.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS**:  N/A
_________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): N/A
[ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
_________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER: 0

SHARES
            _____________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY
            _____________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 0

REPORTING
             ____________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 0
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 0%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  PN
_________________________________________________________________
            ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 3 OF 73 PAGES

CUSIP No.  317588-10-1
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON:     Castle Harlan, Inc.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS**:  N/A
_________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): N/A
[ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
_________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER: 0

SHARES
               __________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY
               __________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER: 0

REPORTING
               __________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 0
________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):0%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  CO
_________________________________________________________________
            ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 4 OF 73 PAGES

CUSIP No.  317588-10-1
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON:     John K. Castle
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [ ]

(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS**:  N/A
_________________________________________________________________
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): N/A
[ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
_________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER: 0

SHARES
              __________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY
              ___________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER: 0

REPORTING
              ___________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 0
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **
[ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 0%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN
_________________________________________________________________

            ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 5 OF 73 PAGES

          This Amendment No. 2 amends and supplements the statement on Schedule 13D dated January 12, 1996 filed, and previously amended, by John A. Dore ("Dore"), Castle Harlan Partners II, L.P. ("CHP II"), a Delaware limited partnership, Castle Harlan, Inc., a Delaware corporation and John K. Castle relating to the shares of Common Stock, $1.00 par value, issued by Financial Institutions Insurance Group, Ltd. ("FIIG"), a Delaware corporation. Capitalized terms used herein without definition, if any, have the same meanings as those ascribed to them in the initial filing.

Item 3    Source and Amount of Funds.

          Subsequent to the filing of the Schedule 13D on January 16, 1996, Dore acquired beneficial ownership of 57,484 shares of the Common Stock (see Item 4 - Interest in Securities of the Issuer). The amount of funds used in the acquisition of such shares was zero, as beneficial ownership of all such shares was acquired either through a stock dividend distributed by FIIG to its stockholders on February 25, 1996 or as a result of certain stock options previously issued to Dore under FIIG's incentive stock option plan becoming exercisable.


Item 4    Purpose of Transaction.

          On April 12, 1996, a Merger Agreement was entered into by and among FIIG, FIIG Holding Corp., a Delaware corporation wholly owned by CHP II ("Holding"), and FIIG Merger Corp., a Delaware corporation and wholly owned subsidiary of Holding ("FMC"), pursuant to which (i) FMC will be merged with and into FIIG with FIIG as the surviving corporation (the "Surviving Corporation"), (ii) each share of the Common Stock of FIIG (other than shares held by FMC and Holding) shall be converted into the right to receive $16.00 cash, (iii) each share of the Common Stock of FIIG held by FMC or Holding shall be canceled, and (iv) each share of common stock, par value $0.01 per share, of FMC shall be converted into and become one share of common stock, par value $1.00 per share, of the Surviving Corporation (the "Merger Agreement"). The Merger Agreement is subject to approval by the holders of a majority of the outstanding Common Stock, compliance with the applicable filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the filing and approval requirements of various state regulatory agencies.


Item 5    Interest in Securities of the Issuer.

          Since the filing of the Schedule 13D during January
1996, Dore's beneficial ownership of the Common Stock has increased as follows:

                (i) 17,912 shares were acquired through
                    the distribution of a 20% stock
                    dividend by FIIG on February 25,
                    1996 (the "Stock Dividend");


                       PAGE 6 OF 73 PAGES

               (ii) 1,056 shares were acquired as a
                    result of the Stock Dividend with
                    respect to shares beneficially
                    owned by Dore as custodian or
                    trustee for his minor children;

               (iii)     11,276 shares were acquired as
                    a result of the Stock Dividend with
                    respect to shares owned by Mrs.
                    Dore as to which Dore may be deemed
                    to be a beneficial owner, sharing
                    voting and dispositive powers with
                    respect to such shares; and

               (iv) 27,240 shares not presently owned,
                    but which Dore has the right to
                    acquire pursuant to presently
                    exercisable stock options granted
                    to him under the FIIG incentive
                    stock option plan, of which 15,720
                    were not previously reported and of
                    which 11,520 became exercisable
                    during the month of March 1996.

          Dore has the sole power to vote (or to direct the vote) and to dispose (or to direct the disposition) of all of such shares (subject, in the case of those shares subject to options not as yet exercised, to his exercising such options and acquiring such shares), except such voting and dispositive powers as to the 17,852 shares acquired by Mrs. Dore, which is shared with Mrs. Dore. By reasons of the provisions of Rule 13d-3 promulgated under the 1934 Act, Dore and Mrs. Dore may be deemed part of a "group," however Dore disclaims participation in a "group" as so defined. Dore's current beneficial ownership of the Common Stock is 240,148 shares (or 7.4% of the total outstanding shares of Common Stock, based on figures reported outstanding by FIIG as of March 1, 1996 and adjusted in accordance with Rule 13d-3(d)(1) promulgated under the 1934 Act).

          On April 12, 1996, FMC and Holding entered into voting agreements with certain directors and executive officers of FIIG representing in the aggregate more than 20% of the Common Stock (the "Stockholders"), based on figures reported outstanding by FIIG as of March 1, 1996, pursuant to which each such stockholder agreed to vote his shares in favor of the merger contemplated by the Merger Agreement (the "Voting Agreements"). These directors and officers are: R. Keith Long, Dore, John B. Zellars, Lonnie
L. Steffen, Wilbur Dean Cannon, Herschel Rosenthal, William B. O'Connell, Joseph C. Morris, Dale C. Bottom and John P. Diesel. The form of Voting Agreement is filed as Exhibit 2 to this Amendment and is hereby incorporated by reference in its entirety in response to the requirements of Item 6. By reason of the provisions of Rule 13d-3 and Rule 13d-5 promulgated under the 1934 Act, the Stockholders may be deemed part of a "group", however each of them disclaims participation in a "group" as so defined.

                       PAGE 7 OF 73 PAGES

Item 6    Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

          FIIG, FMC and Holding have entered into the Merger Agreement, which is described in Item 4 and is attached as
Exhibit 1 to this Amendment. The Merger Agreement is hereby incorporated by reference in its entirety in response to the requirements of Item 6.

          FMC, Holding and the Stockholders entered into the Voting Agreements described in Item 5 and attached as Exhibit 2 to this Amendment. The Voting Agreements are hereby incorporated by reference in their entirety in response to the requirements of
Item 6.


Item 7    Material to be Filed as Exhibits.

          The following document are exhibits filed herewith:

     1. Merger Agreement dated as of April 12, 1996, by and among FIIG Holding Corp., FIIG Merger Corp. and Financial
Institutions Insurance Group, Ltd.

     2. Form of Voting Agreement, each of which is dated as of April 12, 1996, among FMC, Holding and each of the Stockholders, pursuant to which each such Stockholder agrees to vote his shares in favor of the merger contemplated by the Merger Agreement.

                       PAGE 8 OF 73 PAGES

                         Signatures

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  April 18, 1996


                              /s/ John A. Dore
                              John A. Dore


                              Castle Harlan Partners II, L.P.
                              By:  Castle Harlan Inc., its
                                   Investment Manager

                              /s/ Jeffry M. Siegal
                              By:   Jeffrey M. Siegal
                              Title:    Managing Director


                              Castle Harlan, Inc.

                              /s/ Jeffrey M. Siegal
                              By:   Jeffrey M. Siegal
                              Title:    Managing Director


                              /s/ John K. Castle
                              John K. Castle


                       PAGE 9 OF 73 PAGES

                         EXHIBIT INDEX

Exhibit Number      Description of Document
Location of
                                                         Exhibit

     1           Merger Agreement, dated as of             11
                 April 12, 1996, by and among
                 FIIG Holding Corp., FIIG Merger
                 Corp and Financial Institutions
                 Insurance Group, Ltd.

     2           Form of Voting Agreement each of           67
                 which is dated as of April 12, 1996
                 among FIIG Merger Corp., FIIG Holding
                 Corp. and each of the following
                 persons: R. Keith Long, John A. Dore,
                 John B. Zellars, Lonnie L. Steffen,
                 Wilbur Dean Cannon, Herschel Rosenthal,
                 William B. O'Connell, Joseph C. Morris,
                 Dale C. Bottom and John P. Diesel.

                       PAGE 10 OF 73 PAGES

=================================================================



                        MERGER AGREEMENT

                          by and among

                       FIIG HOLDING CORP.,

                        FIIG MERGER CORP.

                               and

          FINANCIAL INSTITUTIONS INSURANCE GROUP, LTD.



                   Dated as of: April 12, 1996



=================================================================




                       PAGE 11 OF 73 PAGES

                        TABLE OF CONTENTS

                                                           Page


RECITALS..................................................... 1

ARTICLE I  DEFINITIONS..,.................................... 1

  SECTION 1.1.Definitions.....................................1

ARTICLE II THE MERGER.........................................3

  SECTION 2.1.Merger..........................................3
  SECTION 2.2. Effective Time.................................3
  SECTION 2.3. Certificate of Incorporation...................3
  SECTION 2.4. By-Laws........................................3
  SECTION 2.5. Officers and Directors.........................3
  SECTION 2.6. Effect of Merger...............................3

ARTICLE III CONVERSION........................................5

  SECTION 3.1.Conversion......................................5
  SECTION 3.2. Exchange of Certificates; Paying Agent.........6
  SECTION 3.3. Letter of Transmittal..........................6
  SECTION 3.4. Exchange Procedures............................6
  SECTION 3.5. No Further Ownership Rights in Common Stock....7
  SECTION 3.6. Payment Fund...................................7
  SECTION 3.7. Options........................................7

ARTICLE IV DISSENTING STOCKHOLDERS............................8

  SECTION 4.1.Election........................................8
  SECTION 4.2.Payment.........................................8

ARTICLE V THE CLOSING.........................................9

  SECTION 5.1.Closing.........................................9
  SECTION 5.2. Certificate of Merger..........................9

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE COMPANY......9

  SECTION 6.1. Incorporation; Qualification and Standing......9
  SECTION 6.2. Subsidiaries..................................10
  SECTION 6.3. Authority.....................................10
  SECTION 6.4. Absence of Conflicts..........................11
  SECTION 6.5. Consents and Approvals........................11
  SECTION 6.6. Directors and Officers........................12
  SECTION 6.7. Charter and By-Laws...........................12

                       PAGE 12 OF 73 PAGES

                                                           Page


  SECTION 6.8.Capitalization.................................12
  SECTION 6.9. Compliance; Insurance Regulatory Licenses.....13
  SECTION 6.10.SEC Reports...................................14
  SECTION 6.11.Financial Statements..........................15
  SECTION 6.12.Reinsurance...................................16
  SECTION 6.13.Written Insurance Policies; Regulatory Filings17
  SECTION 6.14.Producers: Fronting...........................17
  SECTION 6.15.Premium Balances Receivable...................18
  SECTION 6.16.Certain Business Practices....................18
  SECTION 6.17.Tax Matters...................................18
  SECTION 6.18.Employee Benefit Plans; Employment and Labor
               Agreements....................................20
  SECTION 6.19.Investments...................................22
  SECTION 6.20.Intangible Property...........................22
  SECTION 6.21.Tangible Property.............................23
  SECTION 6.22.Real Property; Leases.........................23
  SECTION 6.23.Assets........................................23
  SECTION 6.24.Agreements for Borrowed Money, Etc............24
  SECTION 6.25.Contracts and Commitments.....................24
  SECTION 6.26.Litigation....................................25
  SECTION 6.27.Environmental Matters.........................26
  SECTION 6.28.Brokers and Finders...........................27
  SECTION 6.29.Banks.........................................27
  SECTION 6.30.Maintenance of Insurance......................27
  SECTION 6.31.Legislation...................................28
  SECTION 6.32.Operations of the Company and its Subsidiaries28
  SECTION 6.33.Potential Conflicts of Interest...............30
  SECTION 6.34.Guaranty Funds, Pools and Associations........31
  SECTION 6.35.Full Disclosure...............................31

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF BUYER AND
  BUYER SUB..................................................31

  SECTION 7.1. Organization and Standing.....................31
  SECTION 7.2. Certificate of Incorporation and By-Laws......32
  SECTION 7.3. Authority.....................................32
  SECTION 7.4. Absence of Conflicts..........................32
  SECTION 7.5. Consents and Approvals........................32
  SECTION 7.6. Brokers and Finders...........................33
  SECTION 7.7. SEC Filings...................................33

ARTICLE VIII COVENANTS AND AGREEMENTS OF THE COMPANY.........33

  SECTION 8.1. Conduct of Business...........................33
  SECTION 8.2. Access to Properties, Books and Records;
               Confidentiality...............................34
  SECTION 8.3. Insurance.....................................35
  SECTION 8.4. Litigation....................................35
  SECTION 8.5. Advice of Changes.............................35

                       PAGE 13 OF 73 PAGES

                                                           Page


  SECTION 8.6. Subsequent Financial Statements;
               SEC Documents; and Insurance Filings..........36
  SECTION 8.7. No Solicitation...............................36
  SECTION 8.8. Proxy Statement; Approval by the Company's
               Stockholders..................................38
  SECTION 8.9. Options.......................................39

ARTICLE IX ADDITIONAL COVENANTS..............................39

  SECTION 9.1. HSR Act.......................................39
  SECTION 9.2. Insurance Regulatory Approvals................39
  SECTION 9.3. Filings and Approvals.........................39
  SECTION 9.4. Continued Effectiveness of Representations and
               Warranties....................................40
  SECTION 9.5. Advice of Changes.............................40
  SECTION 9.6. Proxy Statement...............................40
  SECTION 9.7. Further Assurances............................40
  SECTION 9.8. Directors' and Officers' Insurance............40

ARTICLE X CONDITIONS TO OBLIGATIONS OF BUYER AND BUYER
   SUB.......................................................41

  SECTION 10.1.Compliance with Agreements....................41
  SECTION 10.2.Representations and Warranties................41
  SECTION 10.3.Opinion of Counsel for the Company............41
  SECTION 10.4.Approvals.....................................41
  SECTION 10.5.Legislation...................................42
  SECTION 10.6.Absence of Preventative Litigation............42
  SECTION 10.7.Secretary's Certificate; Certified Copies.....42
  SECTION 10.8.Resignations..................................43
  SECTION 10.9.Dissenting Stock..............................43
  SECTION 10.10.No Material Adverse Effect...................43
  SECTION 10.11.Stock Option Plan and Directors' Incentive
                Plan; Options................................43

ARTICLE XI CONDITIONS TO OBLIGATIONS OF THE COMPANY..........43

  SECTION 11.1.Compliance with Agreement.....................43
  SECTION 11.2.Representations and Warranties................43
  SECTION 11.3.Opinion of Counsel for Buyer..................44
  SECTION 11.4.Approvals.....................................44
  SECTION 11.5.Secretary's Certificate.......................44
  SECTION 11.6.Absence of Preventative Litigation............44
  SECTION 11.7 Good Standing.................................44

ARTICLE XII TERMINATION, AMENDMENT, WAIVERS..................44

  SECTION 12.1.Termination...................................44
  SECTION 12.2.Effect of Termination.........................45

                       PAGE 14 OF 73 PAGES

                                                           Page

  SECTION 12.3.Amendments, Modifications, Etc................46
  SECTION 12.4.Waivers.......................................46

ARTICLE XIII MISCELLANEOUS PROVISIONS........................46

  SECTION 13.l.Publicity.....................................46
  SECTION 13.2.Certain Expenses..............................46
  SECTION 13.3.Notices.......................................47
  SECTION 13.4.Entire Agreement..............................48
  SECTION 13.5.No Third Party Beneficiaries..................48
  SECTION 13.6.No Assignment.................................48
  SECTION 13.7.Governing Law.................................48
  SECTION 13.8.Counterparts..................................48
  SECTION 13.9.Headings......................................48
  SECTION 13.10.Severability.................................48
  SECTION 13.11.Survival of Representation and Warranties....49


SCHEDULES

Schedule 3.7  -     Options
Schedule 6.1  -     Jurisdictions where Company Qualified to do Business
Schedule 6.2  -     Subsidiaries' Jurisdictions of Incorporation and
                    where Qualified to do Business
Schedule 6.4  -     Conflicts
Schedule 6.5  -     Consents and Approvals
Schedule 6.6  -     Officers and Directors
Schedule 6.8  -     Capitalization
Schedule 6.9  -     Permits
Schedule 6.11  -    NAIC IRIS Ratios; Liabilities not Reserved Against
Schedule 6.12  -    Reinsurance Agreements
Schedule 6.13  -    Underwriting Management Agreements
Schedule 6.14  -    Producers; Fronting Agreements
Schedule 6.16  -    Pending Claims
Schedule 6.17  -    Tax
Schedule 6.18  -    Employee Benefit Plans
Schedule 6.19  -    Investments
Schedule 6.20  -    Intangible Property
Schedule 6.21  -    Tangible Property
Schedule 6.22  -    Real Property
Schedule 6.25  -    Contracts
Schedule 6.26  -    Litigation
Schedule 6.29  -    Banks
Schedule 6.30  -    Insurance
Schedule 6.32  -    Operations
Schedule 6.33  -    Potential Conflicts
Schedule 7.4  -     Conflicts
Schedule 7.5  -     Consents
Schedule 8.1  -     Conduct of Business

                       PAGE 15 OF 73 PAGES

EXHIBITS

Exhibit A - Voting Agreement
Exhibit B - Opinion of Company's Counsel
Exhibit C - Opinion of Buyer's Counsel


                       PAGE 16 OF 73 PAGES

                        MERGER AGREEMENT

          MERGER AGREEMENT, dated as of April 12, 1996 (this
"Agreement"), by and among FIIG Holding Corp. ("Buyer"), a
Delaware corporation, FIIG Merger Corp., a wholly-owned subsidiary of Buyer and a Delaware corporation ("Buyer Sub"), and Financial Institutions Insurance Group, Ltd., a Delaware corporation (the "Company").

                            RECITALS:

          WHEREAS, subject to the terms and conditions of this Agreement, each of the boards of directors of Buyer, Buyer Sub and the Company have approved the merger (the "Merger") of Buyer Sub into the Company, in accordance with the Delaware General Corporation Law (the "DGCL") and subject to the terms and conditions set forth in this Agreement;

          WHEREAS, holders in excess of, in the aggregate, 20% of the issued and outstanding Common Stock (as hereinafter defined) have contemporaneously herewith entered into voting agreements in the form of Exhibit A hereto (the "Voting Agreement"), pursuant to which such stockholders agree to vote all of their shares of Common Stock to approve the Merger and the transactions contemplated hereby; and

          WHEREAS, in furtherance of the consummation of the Merger and transactions contemplated herein, the parties hereto desire to enter into this Agreement;

          NOW, THEREFORE, in consideration of and premised upon the various representations, warranties, covenants and other agreements and undertakings of Buyer, Buyer Sub and the Company contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Buyer, Buyer Sub and the Company agree as follows:



                            ARTICLE I

                           DEFINITIONS

          SECTION 1.1.  Definitions.  (a) The following terms
shall have the meaning specified in the indicated section of this
Agreement:



                       PAGE 17 OF 73 PAGES

Term                       Section        Term                   Section

Acquisition Proposal.      Section 8.7.   IRIS.................  Section 6.11.
Acquiror Approvals.....    Section 7.5.   Letter of
Affiliated Group.......    Section 6.17.    Transmittal........  Section 3.3.
Agreement..............    Recitals.      Lien.................  Section 6.4.
Annual Convention                         Loss Reserves........  Section 6.11.
  Statements...........    Section 6.11.  Material Adverse
Annual Financial                          Effect.............    Section 6.1.
  Statements...........    Section 6.11.  Merger...............  Recitals.
Applicable Insurance Law.  Section 6.11.  NAIC.................  Section 6.11.
Benefit Plan...........    Section 6.18.  Options..............  Section 3.7.
Buyer..................    Recitals.      Paying Agent.........  Section 3.2.
Buyer Related Agreements.  Section 7.3    Payment Fund.........  Section 3.2.
Buyer Sub..............    Recitals.      Payment Fund
Buyer Sub Common Stock.    Section 3.1.      Investment......... Section 3.6.
Cash Consideration Per                    Permits............... Section 6.5.
  Option...............    Section 3.7    Preventative
Cash Consideration Per                       Litigation......... Section 10.6.
  Share................    Section 3.1.   Producer.............  Section 6.14.
CHPII..................    Section 8.2.      Proxy Statement...  Section 8.8.
Closing................    Section 5.1.   Quarterly Convention
Closing Date...........    Section 5.1.      Statements......... Section 6.11.
Code...................    Section 6.17.  Reinsurance
Common Stock...........    Section 3.1.      Agreement.......... Section 6.12.
Company................    Recitals.      Related Agreements...  Section 6.3.
Confidentiality Agreement. Section 8.2.   Rights...............  Section 6.8.
Connecticut Approval...    Section 9.3.   SEC..................  Section 6.5.
Connecticut Waiver.....    Section 9.3.   SEC Documents........  Section 6.10.
Constituent Corporations.  Section 2.1.   SEC Filing...........  Section 8.6.
DGCL...................    Recitals.      Securities Act.......  Section 6.10.
Dissenting Stockholder.    Section 4.1.   Sellers Approvals....  Section 6.5.
Effective Date.........    Section 2.2.   Subsidiary...........  Section 6.2.
Effective Time.........    Section 2.2.   Surviving
Environmental Actions..    Section 6.27.    Corporation........  Section 2.1.
Environmental Laws.....    Section 6.27.  Surviving Corporation
ERISA..................    Section 6.18.     By-laws............ Section 2.4.
ERISA Affiliate........    Section 6.18.  Surviving Corporation
Exchange Act...........    Section 6.10.     Certificate........ Section 2.3.
FRH....................    Section 6.5.   Surviving Corporation
Governmental Entity....    Section 6.9.      Common Stock....... Section 3.1.
Hazardous Substances...    Section 6.27.  Tangible Property....  Section 6.21.
HSR Act................    Section 6.5.   Tax..................  Section 6.17.
Insurance Regulatory                      Third Party
  Approvals............    Section 6.5.      Consents........... Section 6.5.
Investments............    Section 6.19.  Unsolicited Sale.....  Section 8.7.
IRS....................    Section 6.18.  Voting Agreement.....  Recitals.

          (b) All references herein to dollars or "$" shall be to United States dollars.

                       PAGE 18 OF 73 PAGES

          (c) As used herein, the phrase "to the Company's knowledge", or "to the best knowledge of the Company" or other similar phrase refers to the knowledge of the officers of the Company and its Subsidiaries.


                           ARTICLE II

                           THE MERGER

          SECTION 2.1. Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Buyer Sub shall be merged with and into the Company, whereupon the Company shall continue as the surviving corporation (sometimes referred to herein as the "Surviving Corporation") and the separate corporate existence of Buyer Sub shall cease. The Company and Buyer Sub are sometimes referred to herein, collectively, as the "Constituent Corporations".

          SECTION 2.2. Effective Time. (a) The Merger shall be effective when a properly executed certificate of merger setting forth the information required by Section 251 of the DGCL, (together with any other documents, certificates and instruments required by law to effectuate and consummate the Merger) shall be filed with the Secretary of State of the State of Delaware (or at such other time as shall be specified in such certificate of merger), which filing shall be made as soon as practicable after satisfaction (or waiver) of the conditions set forth in Articles X and XI.

          (b) When used herein, the term "Effective Time" shall mean the date and time at which the Merger becomes effective and the term "Effective Date" shall mean the date upon which the Effective Time occurs.

          SECTION 2.3.  Certificate of Incorporation.  The
Certificate of Incorporation of the Company in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation (the "Surviving
Corporation Certificate"), unless and until amended as provided by the Surviving Corporation Certificate or by law.

          SECTION 2.4. By-Laws. The by-laws of the Company in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (the "Surviving Corporation By-laws") unless and until altered, amended or repealed as provided by law, the Surviving Corporation Certificate or the Surviving Corporation By-laws.

          SECTION 2.5. Officers and Directors. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their successors shall have been duly elected and qualified, or as otherwise provided in the Surviving Corporation By-laws. The directors of the Surviving Corporation shall be the directors of Buyer Sub until their successors shall have been duly elected and qualified, or as otherwise provided in the Surviving Corporation Certificate, the Surviving Corporation By-laws or as otherwise provided by applicable law.

          SECTION 2.6.  Effect of Merger.  (a)  At the Effective
Time, the
                       PAGE 19 OF 73 PAGES

 Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto: (i) the Surviving Corporation shall possess all the rights, privileges, powers and franchises, of a public and private nature, and shall be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations;
(ii) all property, real, personal and mixed, and all debts due to either Constituent Corporation on whatever account, including all choses in action and other things belonging to the Constituent Corporations, shall be vested in the Surviving Corporation;
(iii) all property, rights, privileges, powers and franchises, and every other interest of each of the Constituent Corporations shall be, from and after the Effective Date, the property of the Surviving Corporation and the title to any real estate vested by deed or otherwise in the Constituent Corporations shall not revert or be impaired in any way by this Agreement or the Merger provided for herein, but all rights of creditors and all liens upon any property of either Constituent Corporation shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall, from and after the Effective Time, attach to and become the debts, liabilities and duties of the Surviving Corporation, and may be enforced against the Surviving Corporation to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Corporation; and (iv) all transfers vesting in the Surviving Corporation referred to herein shall be deemed to occur by operation of law and no consent or approval of any other person shall be required in connection with any such transfer or vesting unless such consent or approval is specifically required in the event of merger or consolidation by law or express provision of any contract, agreement, decree, order or other instrument to which either or both of the Constituent Corporations is a party or is bound.

          (b) The Surviving Corporation shall assume and be liable for all the liabilities, obligations and penalties of each of the Constituent Corporations. No liability or obligation due or to become due, claim or demand for any cause existing against either Constituent Corporation, or any stockholder, officer or director thereof, shall be released or impaired by the Merger.
No action or proceeding, whether civil or criminal, then pending by or against either Constituent Corporation, or any stockholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred, or the Surviving Corporation may be substituted in such action or special proceeding in place of either Constituent Corporation.

          (c) All corporate acts, plans, policies, approvals and authorizations of the Constituent Corporations and their respective Boards of Directors, committees appointed by such Boards of Directors and their officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to the Company and Buyer Sub.


                       PAGE 20 OF 73 PAGES

                           ARTICLE III

                           CONVERSION

          SECTION 3.1.  Conversion.  The manner and basis of
converting the shares of common stock of each of the Constituent
Corporations, and the consideration that the holders of such shares shall receive, are as follows:

          (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of the common stock, par value $1.00 per share, of the Company ("Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares held by Buyer or Buyer Sub or shares as to which appraisal rights have not been forfeited under the DGCL, if an effective notice of exercise of appraisal rights with respect to such shares under Section 262 of the DGCL was required and given prior to the Effective Time) shall be converted into the right to receive $16 cash (the "Cash Consideration Per Share") without interest thereon, after the date when such holder satisfies the procedures contemplated by
Section 3.4, in accordance with the provisions of this Agreement. Following the Effective Time, all certificates or other instruments representing shares of Common Stock outstanding immediately prior to the Merger (other than shares held by Buyer or Buyer Sub or shares as to which appraisal rights have not been forfeited under the DGCL, if an effective notice of exercise of appraisal rights with respect to such shares under Section 262 of the DGCL was required and given prior to the Effective Time) shall thereafter only represent the right to receive, upon surrender thereof and conversion of such shares in accordance with this Agreement, the Cash Consideration Per Share. At and after the Effective Time, a holder of Common Stock, other than Buyer or Buyer Sub, shall cease to have any rights as a stockholder of the Company, except for the right to surrender the certificate or certificates representing such holder's Common Stock in exchange for the payments required to be made under this Agreement or to perfect such holder's right, if any, to receive payment with respect to the Common Stock for which such holder has validly demanded appraisal rights in accordance with the DGCL (which demand has not been withdrawn). As of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the records of the Company of shares of Common Stock and, if a certificate formerly representing such shares is presented to the Company or the Surviving Corporation, it shall be canceled and exchanged for cash, as herein provided. At the Effective Time, each share of Common Stock issued and outstanding prior to the Effective Time (which shares will be converted into the right to receive the Cash Consideration Per Share (other than shares held by Buyer or Buyer Sub or shares as to which appraisal rights have not been forfeited under the DGCL, if an effective notice of exercise of appraisal rights with respect to such shares under Section 262 of the DGCL was required and given prior to the Effective Time)) shall be canceled and retired and shall cease to exist.

          (b) Each share of Common Stock which shall be held by Buyer or Buyer Sub or in the treasury of the Company, at the Effective Time, shall, by virtue of the Merger and without further action, be canceled and retired and shall cease to exist.

                       PAGE 21 OF 73 PAGES

          (c) At the Effective Time, each share of common stock, par value $.01 per share, of Buyer Sub (the "Buyer Sub Common Stock"), issued and outstanding immediately prior to the Effective Time, shall be converted into and become one (1) share of the common stock, par value $1.00 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"), by virtue of the Merger and without any action on the part of the holder thereof. Immediately upon such conversion into shares of Surviving Corporation Common Stock, each share of Buyer Sub Common Stock shall be canceled and retired and shall cease to exist.

          SECTION 3.2. Exchange of Certificates; Paying Agent. As of the Effective Time, Buyer shall deposit, or shall cause to be deposited, with or for the account of a bank or trust company designated by the Company and reasonably acceptable to Buyer (the "Paying Agent"), for the benefit of the holders of shares of Common Stock, funds in an aggregate amount equal to the Cash Consideration Per Share multiplied by the number of shares of Common Stock issued and outstanding (other than those shares held by Buyer or Buyer Sub) and for which appraisal rights were not effectively exercised (the "Payment Fund").

          SECTION 3.3. Letter of Transmittal. As soon as practicable after the Effective Time but in no event more than 20 days after the Effective Date, the Company shall mail to each record holder of certificates that, immediately prior to the Effective Time, shall represent shares of Common Stock which shall be converted pursuant to Section 3.1 hereof, a notice and letter of transmittal (the "Letter of Transmittal") advising such stockholder of the Merger and the procedure for surrendering such certificates and receiving the consideration to which such holder shall be entitled therefor pursuant to the terms thereof or
Section 3.1 hereof.

          SECTION 3.4. Exchange Procedures. As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates which, prior thereto, represented shares of Common Stock shall, upon surrender no later than 180 days after the Effective Date to the Paying Agent of such certificate or certificates, together with a duly executed and completed transmittal form, and acceptance thereof by the Paying Agent, be entitled to the Cash Consideration Per Share for each share of Common Stock represented by such certificate or certificates so surrendered. The Paying Agent shall accept such certificates (or an indemnity in form reasonably satisfactory to Buyer and the Paying Agent, if such certificate is lost, stolen or destroyed) upon compliance with such terms and conditions as is reasonably necessary for the Paying Agent to effect an orderly exchange thereof in accordance with normal exchange practices.
If the Cash Consideration Per Share is to be paid to any person other than the person in whose name the certificate representing shares of Common Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that the certificate so surrendered shall be properly endorsed or be accompanied by appropriate stock powers or otherwise be in proper form for transfer and that the person requesting such payment shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of such consideration to a person other than the registered holder of the certificate surrendered, or shall establish to the reasonable satisfaction of the Paying Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.4, each certificate representing
                       PAGE 22 OF 73 PAGES
 shares of Common Stock (other than certificates representing shares held by Buyer or Buyer Sub, shares to be canceled in accordance with Section 3.1 hereof or shares of Common Stock of Dissenting Stockholders), shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Cash Consideration Per Share, as contemplated by
Section 3.1(a) hereof. No interest will be paid or will accrue on any cash payable as Cash Consideration Per Share.

          SECTION 3.5. No Further Ownership Rights in Common Stock. The Cash Consideration Per Share paid upon the surrender for exchange of certificates representing shares of Common Stock in accordance with the terms of this Article III shall be deemed to be full satisfaction of all rights pertaining to the shares of Common Stock theretofore represented by such certificates.

          SECTION 3.6. Payment Fund. (a) Any portion of the Payment Fund which remains undistributed to the holders of Common Stock for 180 days after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any such holders that have not theretofore complied with the provisions of this Article III, shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of their claim for any Cash Consideration, without any interest thereon.

          (b)  None of Buyer, Buyer Sub, the Surviving
Corporation nor the Paying Agent shall be liable to any person in respect of any cash, shares, dividends or distributions payable from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing shares of Common Stock shall not have been surrendered prior to five (5) years after the Effective Date (or immediately prior to such earlier date on which any Cash Consideration Per Share in respect of any such certificate would otherwise escheat to or become the property of any Governmental Entity), any such cash, shares, dividends or distributions payable in respect of such certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

          (c) The Paying Agent shall invest the Payment Fund, as directed by Buyer, in: (i) direct obligations of the United States of America; (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest; or (iii) commercial paper rated the highest quality by both Moody's Investors Services, Inc. and Standard & Poor's Corporation (each a "Payment Fund Investment"); provided, however, that any such investment or any such payment of earnings shall not delay the receipt by holders of shares of Common Stock of the Cash Consideration or otherwise impair such holders' respective rights hereunder. In the event the Payment Fund shall realize a loss on any such Payment Fund Investment, Buyer shall promptly thereafter deposit in the Payment Fund on behalf of the Surviving Corporation cash or a Payment Fund Investment in an amount sufficient to enable the Payment Fund to satisfy all remaining obligations originally contemplated to be paid out of the Payment Fund.


                       PAGE 23 OF 73 PAGES

          (d) Any portion of the Payment Fund for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

          SECTION 3.7. Options. On the Effective Date, Buyer shall pay or cause to be paid to each of the persons listed on
Schedule 3.7 hereto with respect to the outstanding options for Common Stock (the "Options") set forth opposite such person's name on Schedule 3.7 hereto an amount per share of Common Stock subject to an Option equal to the excess of the Cash Consideration Per Share over the exercise price per share of such Option, as set forth on Schedule 3.7 hereto (the "Cash Consideration Per Option"). Concurrently with the payment of the Cash Consideration Per Option, each holder of an Option shall deliver to Buyer evidence satisfactory to Buyer of the cancellation of such Option. At the Effective Time, each Option shall be canceled and retired and shall cease to exist and shall be deemed to represent only the right to receive the Cash Consideration Per Option. Payment of the Cash Consideration Per Option in accordance with this Section 3.7 shall be deemed to be full satisfaction of all rights pertaining to the Options. All amounts payable under this Section 3.7 shall be subject to any required withholding of taxes and shall be paid without interest.



                           ARTICLE IV

                     DISSENTING STOCKHOLDERS

          SECTION 4.1. Election. Any shares of Common Stock as to which the holder thereof shall have properly demanded appraisal in accordance with the requirements of Section 262 of the DGCL (any holder duly making such demand is referred to herein as a "Dissenting Stockholder") shall not be converted into the right to receive the Cash Consideration Per Share, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, the right to appraisal of and payment for such shares of Common Stock under the DGCL. The Company shall give Buyer prompt notice of any demands for appraisal with respect to shares of Common Stock which shall have been made in accordance with the DGCL, and Buyer shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle or otherwise negotiate, any such demands. In the event that a notice of exercise of appraisal rights under Section 262 of the DGCL was not required prior to the Effective Time, at such time as a holder of shares of Common Stock subsequently properly demands appraisal rights, certificates for shares of Common Stock as to which such appraisal rights are properly demanded shall thereupon cease to represent the right to receive the Cash Consideration Per Share, and shall represent only the right to receive payment for such shares under Section 262 of the DGCL.

          SECTION 4.2. Payment. Each Dissenting Stockholder who becomes entitled, pursuant to the provisions of Section 262 of the DGCL, to payment of the value of its shares of Common Stock shall receive payment therefor from the Surviving Corporation (but only after the value thereof shall have been agreed
                       PAGE 24 OF 73 PAGES
 upon or finally determined pursuant to such provisions). If a Dissenting Stockholder fails to perfect, or effectively withdraws or loses the right to receive payment for such shares of Common Stock, pursuant to Section 262 of the DGCL, such Dissenting Stockholder shall be entitled to convert such shares of Common Stock as provided in Section 3.1 hereof.


                            ARTICLE V

                           THE CLOSING

          SECTION 5.1. Closing. The closing of the transactions provided for herein (the "Closing") shall take place at the offices of Schulte Roth & Zabel, 900 Third Avenue, New York, New York 10022 at 10 a.m., New York City time, as promptly as practicable, and in any event within 5 days of the date on which the conditions to Closing set forth in Articles X and XI hereof have been waived or satisfied, or at such other time and place as the Buyer and the Company mutually agree in writing. The date upon which the Closing occurs is hereinafter referred to as the "Closing Date".

          SECTION 5.2. Certificate of Merger. If this Agreement and the Merger has been duly approved and adopted by the affirmative vote or consent of the holders of at least a majority of all outstanding shares of Common Stock entitled to vote thereon as provided in Section 8.8 hereof, and upon the satisfaction (or waiver in writing) of the conditions precedent to the consummation of the Merger as provided for herein, including those set forth in Articles X and XI hereof (and if this Agreement has not been terminated and the Merger has not been abandoned as permitted by the provisions of this Agreement), at the Closing the Certificate of Merger shall be executed and delivered on behalf of Buyer Sub and the Company and submitted to the Secretary of State of the State of Delaware for filing in accordance with Sections 103 and 251 of the DGCL.



                           ARTICLE VI

          REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to and agrees with Buyer and Buyer Sub that:

          SECTION 6.1. Incorporation; Qualification and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite corporate power and authority to own, operate and lease its assets and properties and to carry on its business as now being conducted and to enter into and, subject to receipt of all Seller Approvals, to perform its obligations under this Agreement and under the other agreements and instruments provided for herein to which it is a party. The Company is duly qualified and licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the properties owned, leased or operated or the business conducted by it requires
                       PAGE 25 OF 73 PAGES
such qualification or licensing, each of which jurisdictions is listed on Schedule 6.1 hereto, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, is not reasonably likely to have a material adverse effect on the business, operations, assets, condition (financial or otherwise) or prospects of the Company and its Subsidiaries taken as a whole or the ability to consummate the transactions contemplated by this Agreement (a "Material Adverse Effect").

          SECTION 6.2. Subsidiaries. Schedule 6.2 contains a list of all of the Company's Subsidiaries, their jurisdictions of incorporation and the jurisdictions in which they are qualified to do business as a foreign corporation. Each of the Company's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation as set forth on Schedule 6.2 hereto, and has the requisite corporate power and lawful authority to own, lease and operate its respective assets, properties and business and to carry on its respective business as it is now being conducted and, subject to receipt of all Seller Approvals, to perform its obligations under this Agreement and to enter into and perform its obligations under the other agreements and instruments provided for herein to which it is a party. Each of the Company's Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the properties owned, leased or operated or the business conducted by it requires such qualification or licensing, each of which jurisdiction is listed on Schedule 6.2 hereto, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect. Except for shares of capital stock of the Company's Subsidiaries and as set forth on Schedule 6.19 hereto, the Company does not, directly or indirectly, own or control or have any capital or other equity interest or participation, or any interest convertible, exchangeable or exercisable for, any capital or other equity interest or participation in, nor is the Company, directly or indirectly, subject to any obligation or requirement to provide funds to or invest in, any person. The term "Subsidiary" shall mean any person as to which the Company directly or indirectly owns or has the power to vote, or to exercise a controlling influence with respect to, fifty percent (50%) or more of the securities of any class of such person, the holders of which class are entitled to vote for the election of directors (or persons performing similar functions) of such person.

          SECTION 6.3. Authority. The Company has the full legal right and power and all authority required to enter into, execute and deliver this Agreement and each other agreement entered into or to be entered into in connection herewith (the "Related Agreements") to which the Company is or is to be a party and, subject to receipt of all Seller Approvals, to perform fully its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, the Related Agreements, the Merger and the transactions contemplated hereby and thereby, except for the approval of the stockholders of the Company as
                       PAGE 26 OF 73 PAGES
 provided in Sections 5.2 and 8.8 hereof. This Agreement has been, and each Related Agreement will be, duly executed and delivered by the Company and this Agreement and the Related Agreements each constitutes or will constitute the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by the availability of equitable remedies (regardless of whether a proceeding is considered at law or in equity).

          SECTION 6.4. Absence of Conflicts. Neither the execution nor the delivery of this Agreement nor any of the Related Agreements, nor the consummation of the transactions and performance of the obligations contemplated hereby or thereby will: (i) conflict with or result in a breach or violation of any of the terms, conditions or provisions of the certificate of incorporation or by-laws of the Company or any of its Subsidiaries; (ii) except as set forth in Schedule 6.4 hereto, conflict with or result in a breach or violation of, or default (or event which, with the giving of notice or the passage of time or both, would constitute a breach, violation or default) or loss of a benefit under, result in the termination or modification of or creation of any lien, security interest, pledge, charge, option, right of first refusal, claim, mortgage, lease, easement or any other encumbrance whatsoever ("Lien") under, or permit the acceleration or modification of any obligation under any provision of any agreement, indenture, mortgage, lien, lease or other instrument or restriction of any kind to which the Company or any of its Subsidiaries is a party or by which any of their assets, properties or securities are otherwise bound; or
(iii) except as set forth on Schedule 6.4 hereto, conflict with or violate any permit, license, judgment, order, writ, injunction, award, decree, statute, law, ordinance, code, rule or regulation applicable to the Company or any of its Subsidiaries or any of their assets or properties; except in the case of clauses (ii) and (iii) above, those which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

          SECTION 6.5. Consents and Approvals. The execution and delivery by the Company of this Agreement and the Related Agreements, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby do not require the Company or any of its Subsidiaries to obtain any permit, license, variance, waiver, exemption, franchise, order, consent, approval, authorization or action of (including, without limitation, any consent or approval of any insurance regulatory authority, debtholder, landlord or mortgagee), or make any report to or filing with or give any notice to or register with, any Governmental Entity (collectively, "Permits") or any third party ("Third Party Consents") except (i) for the approval of the stockholders of the Company as provided in Sections 5.2 and 8.8 hereof, (ii) filings made with the Securities and Exchange Commission (the "SEC"), as listed in Schedule 6.5 hereto, and the receipt of clearance from the SEC with respect thereto, (iii) the filings and termination of the applicable waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), as provided in Section 9.1 hereof, (iv) the consents and approvals of the insurance regulatory
                       PAGE 27 OF 73 PAGES
 authorities in the State of Connecticut and other jurisdictions where The First Reinsurance Company of Hartford ("FRH") conducts business and as listed in Schedule 6.5 hereto ("Insurance Regulatory Approvals"), (v) the filing of the Certificate of Merger under the DGCL, (vi) the other consents, approvals, authorizations or notices set forth in Schedule 6.5 hereto, and
(vii) those which if not obtained, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. The consents, approvals, authorizations, actions, filings and notices set forth in clauses (i) through (vi), inclusive, of this Section 6.5 or in Schedule 6.5 hereto are referred to herein as the "Sellers Approvals".

          SECTION 6.6. Directors and Officers. Schedule 6.6 includes a list of the officers and directors of the Company and its Subsidiaries. None of such officers and none of the other key employees of the Company or its Subsidiaries has indicated in writing to the Company or its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated hereby or otherwise.

          SECTION 6.7. Charter and By-Laws. Copies of the charter and by-laws of the Company and its Subsidiaries have heretofore been delivered to Buyer or Buyer's counsel and are true, accurate and complete and reflect all amendments or changes in effect. Copies of the stock books and minute books of the Company and its Subsidiaries have heretofore been delivered to Buyer or Buyer's counsel and are true, accurate and complete, and such minute books contain true, accurate and complete records of all meetings and consents in lieu of meetings of their respective Board of Directors (and any committees thereof) and stockholders, in the case of FRH and JBR Holdings, Inc., since August 23, 1991 and, in the case of the Company and its other Subsidiaries, since the time of their respective organization, except for minutes of meetings of the Board of Directors of the Company and the Special Committee thereof relating to the proposed transaction between Buyer and the Company as contemplated hereby, copies of which will be delivered to Buyer prior to the Closing.

          SECTION 6.8. Capitalization. (a) The Company. As of the date hereof, the authorized capital stock of the Company consists of 6,000,000 shares of Common Stock, 3,210,591 shares of which are issued and outstanding, and 75,000 shares of preferred stock, par value $1,000 per share, of which no shares are issued and outstanding. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable. Except for the Options and except as set forth on Schedule 6.8 hereto, there are no other shares of capital stock of the Company authorized or outstanding and no outstanding options, warrants, convertible or exchangeable securities, subscriptions, rights (including any preemptive rights), stock appreciation rights, calls or commitments of any character whatsoever ("Rights") requiring the issuance or sale by the Company of shares of any capital stock of the Company, and there are no contracts or other agreements to issue additional shares of capital stock of the Company or any Rights relating to such shares. Except as set forth on Schedule 6.8 hereto, no shares of capital stock of the Company are held in treasury.

          (b) The Subsidiaries. Schedule 6.8 hereto sets forth a list of
                       PAGE 28 OF 73 PAGES
 the authorized and outstanding shares of capital stock of each Subsidiary of the Company, together with the number of shares of each class of capital stock owned by the Company or by its Subsidiaries. All of the issued and outstanding shares of capital stock of the Company's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable; are owned, directly or indirectly through another Subsidiary of the Company or by the Company, of record and beneficially; and are free and clear of all Liens. There are no other shares of capital stock of any of such Subsidiaries authorized or outstanding and no outstanding Rights requiring the issuance or sale of shares by such Subsidiary of any capital stock of any such Subsidiary, and there are no contracts or other agreements to issue additional shares of capital stock of any such Subsidiary or any Rights relating to such shares. No shares of capital stock of any of the Company's Subsidiaries are held in treasury.

          (c)  Other Agreements.  Except as set forth in the
Schedule 6.8 hereto, neither the Company nor any of its Subsidiaries is a party to any agreement or understanding, including, without limitation, any stockholder or shareholders, registration rights, voting trust, proxy or other agreement, with respect to the capital stock or other securities of the Company or its Subsidiaries, nor is there any proposed amendment to the charters of the Company or its Subsidiaries for increasing the amount of authorized capital stock of such corporation. To the best knowledge of the Company, except for the Voting Agreement and as set forth on Schedule 6.8 hereto, there are no shareholder or stockholder agreements, voting trusts or voting agreements, proxies or other similar agreements or understandings between or among stockholders of the Company or its Subsidiaries.

          (d) Options. Schedule 3.7 hereto sets forth the number of outstanding Options as of the date hereof, the name of the holder of each Option and the exercise price for each Option. All such Options are currently exercisable by the holder thereof or by the terms thereof will be exercisable by the holder thereof on the Effective Date as a result of the Merger.

          SECTION 6.9. Compliance; Insurance Regulatory Licenses. (a) No Violations. Except as set forth on Schedule
6.9 hereto, the Company and its Subsidiaries are in compliance in all material respects with all foreign, federal, state, county and local laws, statutes, rules, regulations, ordinances and governmental and administrative requirements applicable to the operation of its business, including all Applicable Insurance Laws (other than Environmental Laws and laws with respect to ERISA which are covered by Sections 6.27 and 6.18 hereto). Other than as included in any final examination report listed on
Schedule 6.9 hereto, there is no judgment, ruling, order, writ, injunction, award or decree of any Governmental Entity applicable to the Company or any of its Subsidiaries or to their respective assets, properties, businesses or operations. Except as set forth in Schedule 6.9 hereto, no investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending, or, to the best knowledge of the Company, threatened nor has any Governmental Entity indicated an intention to conduct the same. The term "Governmental Entity" shall mean any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, including the SEC or any other
                       PAGE 29 OF 73 PAGES
 government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any State of the United States or any political subdivision thereof, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization, agency or authority.

          (b) Permits. The Company and each of its Subsidiaries have obtained all Permits required in connection with the conduct of the businesses of the Company and its Subsidiaries as presently conducted, except as set forth on Schedule 6.9 hereto. Such Permits are listed on Schedule 6.9 hereto. Schedule 6.9 hereto includes a true and complete list of the jurisdictions in which FRH is licensed and authorized to engage in insurance and reinsurance business either as a licensed, admitted carrier or as an approved unlicensed reinsurer and the lines of insurance or types of business which it is licensed to write or engage in each such jurisdiction and a true and complete list of the jurisdictions in which credit is allowed for reinsurance without posting security for such reinsurance. Neither the Company nor any of its Subsidiaries other than FRH engages in any activity that requires it to be licensed as an insurer or reinsurer. The Company has heretofore made available to Buyer true and complete copies of all such Permits as are currently in effect or evidence that the Company otherwise has such Permits. Neither the Company nor any of its Subsidiaries has received written notice pursuant to which any other jurisdiction has claimed that the Company or any of its Subsidiaries is required to qualify or otherwise be licensed to transact any insurance or reinsurance business therein. All Permits are valid and in full force and effect and neither the Company nor any of its Subsidiaries are in violation of any Permit, except where such violation, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect and except as set forth on Schedule 6.9 hereto.
No such Permit is the subject of a proceeding for suspension or revocation or similar proceedings. No violations are or have been recorded in respect of any Permit and no proceeding is pending, or to the knowledge of the Company threatened, to revoke or limit any Permit. Except as set forth on Schedule 6.9 hereto, none of the Permits contain any terms, limitations or conditions which would, following the consummation of the transactions contemplated hereby, prevent the Company and its Subsidiaries from conducting their respective businesses as currently conducted. No jurisdiction has demanded or requested that the Company or any of its Subsidiaries qualify or become licensed as a foreign corporation, except with respect to FRH's insurance or reinsurance business.

          (c) Examination Report. Schedule 6.9 hereto includes a true and complete list of all draft and final examination reports received by the Company and its Subsidiaries since August 23, 1991. The Company has delivered true and complete copies of each such report to Buyer. Except for generally applicable legal requirements, there are no agreements or understandings between the Company or its Subsidiaries, and any regulatory authority with respect to the payment of dividends or the maintenance of any reserves.

          (d) Dividends. FRH has not during the twelve months preceding the date hereof declared or paid an "extraordinary dividend" within the meaning of Connecticut General Statute 38a
- - 136(f) and all dividends paid by FRH within the past twelve months did not contravene, or constitute a
                       PAGE 30 OF 73 PAGES
default under any provision of applicable law or regulation, including without limitation, Connecticut General Statute 38a - 136(f) and (h), or the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or of any agreement, judgment, injunction, order, decree or other instrument binding upon the Company or any of its Subsidiaries or result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries.

          SECTION 6.10. SEC Reports. The Company has heretofore furnished the Buyer with true and complete copies of (i) the Company's Annual Reports on Form 10-K for the years ended December 31, 1991 through December 31, 1995, as filed with the SEC, (ii) the Company's Quarterly Reports on Form 10-Q for each quarterly period from December 31, 1991 through the nine months ended September 30, 1995, and (iii) all other reports, including Current Reports on Form 8-K, filed with, and other filings made with, the SEC since December 31, 1991 by any of the Company or the Subsidiaries pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are all the documents (other than preliminary material) that the Company was required to file with the SEC since such date. As of their respective dates, all such reports, statements and filings (the "SEC Documents") complied in all material respects with the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Documents, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          SECTION 6.11.  Financial Statements.

          (a)  GAAP Financial Statements.  The audited
consolidated balance sheets of the Company and its Subsidiaries as of December 31, 1991, 1992, 1993, 1994 and 1995 and the
related audited consolidated statements of income, stockholders' equity and cash flows, together with all related notes and schedules thereto, for the years then ended included in the SEC Documents (such 1995 financial statements are hereinafter referred to as the "Annual Financial Statements"), copies of all of which have been heretofore delivered to Buyer or Buyer's counsel, comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto and present fairly the consolidated financial position and results of the operations of the Company and its Subsidiaries as of the dates and for the periods indicated therein in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except as may otherwise be specifically indicated in such financial statements. All material agreements, contracts and other documents required to be filed as exhibits to any of the SEC Documents have been so filed.

          (b) Statutory Financial Statements. All annual convention statements ("Annual Convention Statements") required to be filed since January 1, 1992 and the quarterly convention statements ("Quarterly Convention Statements") required to be filed since January 1, 1992 with any insurance regulatory agencies by FRH have been duly filed and, except where the failure
                       PAGE 31 OF 73 PAGES
to file in a timely fashion, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect, all such filings have been timely. Such Annual Convention Statements for the fiscal years ended December 31, 1992, 1993, 1994 and 1995 (including the financial statements on a statutory basis and the accompanying exhibits and schedules), copies of all of which have heretofore been delivered to Buyer or Buyer's counsel, were prepared in accordance with statutory accounting practices prescribed or permitted for insurance companies by the Connecticut Insurance Department, applied on a consistent basis throughout such periods except as otherwise stated therein or required by the rules and regulations of the Connecticut Insurance Department, and in accordance with the books and records of FRH, and present fairly, in accordance with such practices, the statutory financial position as at the date of, and the statutory results of its operations for the periods covered by, such Annual Convention Statements.

          (c) Loss Reserves; Statutory Capital. The reserves of FRH including, but not limited to, the reserves for incurred losses, incurred loss adjustment expenses, incurred but not reported losses and loss adjustment expenses for incurred but not reported losses (the "Loss Reserves") as set forth in each of the Company's audited consolidated financial statements, the Company's unaudited interim financial statements, and the Annual Convention Statements and the Quarterly Convention Statements (i) are computed and are fairly stated in accordance with generally accepted loss reserving standards and principles, (ii) are based upon actuarial assumptions which are relevant to policy provisions, (iii) are established using reserving techniques applied on a consistent basis throughout the periods covered by such statements except as otherwise stated therein or as required by the rules and regulations of the Connecticut Insurance Department, (iv) are in compliance with the requirements of the insurance laws, rules and regulations of the State of Connecticut (collectively "Applicable Insurance Law") and (v) as of the date of such statements made a reasonable provision for all unpaid loss and loss adjustment expense obligations, including incurred but not reported losses and loss adjustment expenses for incurred but not reported losses, under the terms of the policies and agreements which FRH has incurred or to which it is subject. Since December 31, 1995, there has been no material adverse change in the Loss Reserves.

          (d) Risk Based Capital. For the year ended December 31, 1995, FRH had a ratio of total adjusted capital to authorized control level of 2.0 or more pursuant to the risk based capital system of the National Association of Insurance Commissioners ("NAIC").

          (e) NAIC IRIS Ratios. Except as set forth on Schedule 6.11(e) hereto, for the year ended December 31, 1995, all of the relevant financial relationships specified under the Insurance Regulatory Information System ("IRIS") of the NAIC of FRH were all within the "usual ranges" specified in the NAIC guidelines for using IRIS.

          (f) Liabilities. Except as set forth on Schedule 6.11 hereto (i) as at December 31, 1995, the Company and its Subsidiaries did not have any liabilities or obligations (whether or not of a kind required by generally accepted accounting principles to be set forth on a financial statement) that
                       PAGE 32 OF 73 PAGES
were not fully and adequately reflected or reserved against on the Annual Financial Statements and (ii) the Company and its Subsidiaries do not have any liabilities or obligations other than those reflected on the Annual Financial Statements (less liabilities or obligations that have been discharged in the ordinary course of business since December 31, 1995) and those incurred since December 31, 1995 in the ordinary course of business. The Company has no knowledge of any circumstances, conditions, events or arrangements which may hereafter give rise to any material liabilities, except in the ordinary course of business.

          SECTION 6.12. Reinsurance. Schedule 6.12 sets forth a true and complete list of all reinsurance treaties and contracts currently in effect under which FRH cedes or retrocedes any business (individually a "Reinsurance Agreement" and collectively the "Reinsurance Agreements"). None of the Reinsurance Agreements will terminate because of a change in control of the Company or its Subsidiaries. No other party to any Reinsurance Agreement has given written notice that it intends to terminate or cancel any such Reinsurance Agreement as a result of the Merger or the contemplated operations of the Company and its Subsidiaries after the Merger is consummated.

          SECTION 6.13. Written Insurance Policies; Regulatory Filings. (a) Except as set forth on Schedule 6.9 hereto, all of FRH's policies and contracts of insurance and reinsurance now in force are in compliance in all material respects, and at their respective dates of issuance were in compliance in all material respects, with all applicable laws and, to the extent required under applicable law, are on forms approved by the appropriate Governmental Entities in the jurisdictions where issued or have been filed with and not objected to by such Governmental Entities within the period provided for objection. Any premium rates with respect to FRH's insurance or reinsurance policies or contracts now in force which are required to be filed with or approved by any Governmental Entity have been so filed or approved in accordance with applicable law, and such premiums charged thereon conform thereto.

          (b) Schedule 6.13 hereto sets forth a true and complete list of all underwriting management agreements to which the Company or its Subsidiaries are a party.

          (c) Each Reinsurance Agreement to which the Company or its Subsidiaries are party is valid, binding and in full force and effect in accordance with its terms. FRH is not in default in any respect with respect to any such Reinsurance Agreement (other than defaults which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or result in termination of such Reinsurance Agreement) and no such Reinsurance Agreement contains any provision providing that the other party thereto may terminate the same by reason of the transactions contemplated by this Agreement or any other provision which would be altered or otherwise become applicable by reason of such transactions.

          SECTION 6.14. Producers; Fronting. (a) Schedule 6.14 hereto sets forth a true and complete list of all persons through whom FRH placed or sold insurance under policies currently in force (each, a "Producer"). To the
                       PAGE 33 OF 73 PAGES
knowledge of the Company, each Producer is duly licensed (to the extent that such licenses are required) in the jurisdictions where the Producer places or sells such insurance. Each Producer is duly authorized and appointed by FRH pursuant to applicable insurance statutes if any and all contracts or agreements between any Producer, on the one hand, and FRH, on the other hand, are in compliance with such statutes, except where the failure to be so authorized and appointed or for such noncompliance which, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect. To the knowledge of the Company, no Producer is the subject of, or party to, any disciplinary action or proceeding under applicable insurance statutes.

          (b) Except as set forth in the Schedule 6.14 hereto, no Producer represented more than 5% of the gross premiums written by FRH, taken as a whole during the year ended December
31, 1995.

          (c) No Producers have advised the Company in writing that they intend to terminate or materially change their relationships with the Company or any of its Subsidiaries as a result of the Merger or the contemplated operations of the Company and its Subsidiaries after the Merger is consummated.

          (d) Except as set forth in the Schedule 6.14 hereto, FRH is not (i) a party to any reinsurance agreement under which it assumes business written by a licensed insurer in jurisdictions where FRH is not licensed, or (ii) acting as a broker or reinsurance intermediary.

          SECTION 6.15. Premium Balances Receivable. (a) The premium balances receivable, as reflected in the Annual Financial Statements for the fiscal year ended December 31, 1995, to the extent uncollected on the date hereof, and the premium balances receivable reflected on the Company's and its Subsidiaries' books as of the date hereof, are valid and existing and represent monies due, and (x) as of the date of the Annual Financial Statements such Annual Financial Statements made reasonable provision, (y) as of the date hereof the Company and its Subsidiaries made reasonable provision on their books and (z) as of the Closing Date the Company and its Subsidiaries will have made reasonable provision on their books, for receivables not collectible in the ordinary course of business and (subject to reserves for uncollectible receivables) the premium balances receivable are (i) not disputed by the account debtor, (ii) not subject to any prior sale, pledge or assignment and are free and clear of any Liens, and (iii) are not subject to any adjustments, offset, counterclaim, defense or credit in favor of the account debtor, except to the extent that any items set forth in clauses
(i), (ii) or (iii) above, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

          (b) FRH owns assets that qualify as admitted assets under Applicable Insurance Law in an amount at least equal to the sum of its Loss Reserves, other liabilities and its statutory capital and surplus as set forth on FRH's Annual Convention Statement for the fiscal year ended December 31, 1995.

          SECTION 6.16. Certain Business Practices.   (a)
Schedule 6.16
                       PAGE 34 OF 73 PAGES
hereto lists (i) all pending claims arising from insurance or reinsurance policies issued by FRH for which amounts reserved exceed $25,000, and (ii) all pending litigation by or against FRH's policyholder involving FRH in which damages are sought by or from FRH in excess of $25,000.

          (b) All insurance or reinsurance claims that have become payable by FRH, and are not currently in the course of being settled in good faith by the relevant party, have been paid, or provided for, in accordance with the terms of the insurance or reinsurance policy or contract under which they arose.

          SECTION 6.17.  Tax Matters.  Except as set forth in the
Schedule 6.17 hereto:

          (a) The Company, each of its Subsidiaries and each consolidated, affiliated, combined or unitary group of which the Company or any of its Subsidiaries is or has been a member (each such group, an "Affiliated Group") have timely filed or caused to be filed all federal, state, local and foreign Tax returns required to be filed prior to the date hereof and have paid or caused to be paid, or have made adequate provision or set up an adequate reserve on the books of the Company or applicable Subsidiary of the Company for the payment of, all Taxes required to be paid in respect of the periods covered by said returns, and has established an adequate reserve on the books of the applicable Company or Subsidiary of the Company for the payment of all Taxes payable by the Company, any such Subsidiary or any Affiliated Group in respect of any period, including portions thereof, subsequent to the last of such periods and will establish such reserves up to and including the close of the Closing Date. For these purposes, the Tax attributable to the period up to and including the close of the Closing Date shall be determined as if the taxable year of the Company, its Subsidiaries and any Affiliated Group ended as of the close of the Closing Date.

          (b) No deficiency or dispute in respect of any Tax has been claimed, proposed or assessed against the Company, any Subsidiary of the Company or any Affiliated Group.

          (c) No waiver or extension of time to assess any Taxes has been granted by the Company, any Subsidiary of the Company or any Affiliated Group.

          (d) Neither the Company, any Subsidiary of the Company nor any Affiliated Group has made any consent under Section 341 of the Internal Revenue Code of 1986, as amended (the "Code").

          (e) The Company, each Subsidiary of the Company and each Affiliated Group has in all material respects satisfied all Federal, state, local and foreign withholding tax requirements including but not limited to income, social security and employment tax withholding.

          (f) There is no contract, agreement or other understanding pursuant to which the Company or any Subsidiary of the Company has or may at any time after the Closing have any obligation in respect of Taxes of any person or entity other than the Company or any Subsidiary of the Company.
                       PAGE 35 OF 73 PAGES

          (g) There have been no accounting method changes of any Company, its Subsidiaries or any Affiliated Group that could give rise to an adjustment under Section 481 of the Code for periods after the Closing Date.

          (h) Neither the Company nor any of its of its Subsidiaries has made any payments or is or may be obligated to make any payments that are or will be not deductible for tax purposes as a result of the application of Section 162(m) or 280G of the Code.

          (i) Neither the Company nor any of its Subsidiaries has any liability for Taxes of any person other than the Company or any of its Subsidiaries (A) under Section 1.1502-6 of the Treasury Regulations, (B) as transferee or successor, or
(C) otherwise.

          For the purposes of this Agreement, the term "Tax" shall include all taxes, charges, withholdings, fees, levies, penalties, additions, interest or other assessments imposed by any federal, state, local, foreign or other taxing authority including, but not limited to, those related to gross or net income or receipts, sales, use, occupation, services, leasing, valuation, transfer, license, customs duties or franchise.


          SECTION 6.18.  Employee Benefit Plans; Employment and
Labor Agreements.

            (a) (i) Schedule 6.18 hereto contains a true and complete list of all employee benefit plans, agreements, arrangements, funds, and programs (including, without limitation, all "employee benefit plans" within the meaning of
  Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (A) which are sponsored, maintained or contributed to by the Company, its Subsidiaries or any trade or business under common control with the Company or its Subsidiaries within the meaning of Section 414 of the Code (an "ERISA Affiliate") for the benefit of current or former employees, officers or directors of any of the Company, its Subsidiaries or any ERISA Affiliate, or (B) with respect to which the Company, its Subsidiaries or any ERISA Affiliate has any liability, whether direct or indirect, actual or contingent (individually, a "Benefit Plan" and collectively, the "Benefit Plans").

            (ii) With respect to each Benefit Plan, the Company has provided to Buyer: (A) descriptions of all Benefit Plans;
  (B) the two most recent annual reports (Form 5500 series, including all schedules and attachments); (C) the three most recent annual and periodic accountings of plan assets, if applicable; (D) the three most recent actuarial valuations, if applicable; and (E) the most recent determination letter received from the Internal Revenue Service ("IRS").

            (iii) Except as set forth on Schedule 6.18 hereto, with respect to each Benefit Plan: (A) such Benefit Plan has been administered in compliance in all material respects with its terms and all applicable laws; (B) no actions, suits or claims are pending or threatened in respect to any Benefit Plan or any assets thereof other than routine claims for benefits
                       PAGE 36 OF 73 PAGES
  and domestic relations orders; and (C) if such Benefit Plan is intended to qualify under Section 401(a) of the Code such Benefit Plan (and the trust created thereunder) so qualifies and a determination letter has been received from the IRS indicating that such Benefit Plan is qualified under the Code.

            (iv) With respect to each Benefit Plan which is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA): (A) the trust relating thereto, if any, satisfies the requirements of Section 501(c)(9) of the Code; (B) such Benefit Plan has been administered in compliance in all material respects with all requirements imposed under Section 4980B of the Code and Sections 601-608 of ERISA; and (C) no such Benefit Plan provides health or death benefits to any individual beyond his retirement or other termination of employment (other than statutorily mandated continuation coverage or conversion rights to individual coverage).

            (v) No Benefit Plan which is currently maintained or has been maintained at any time within the six years preceding the date hereof is a "multiemployer plan" defined in
  Section 3(37) or 4001 of ERISA and neither the Company, its Subsidiaries nor any ERISA Affiliate has any liability or obligation, whether actual or contingent, with respect to such a multiemployer plan.

            (vi) No Benefit Plan which is currently maintained or has been maintained at any time during the six (6) years preceding the date hereof is subject to Title IV of ERISA.

            (vii) There has been no transaction involving any Benefit Plan which is a "prohibited transaction" under ERISA or the Code in connection with which the Company, its Subsidiaries or any ERISA Affiliate would be subject to liability under ERISA or the Code, or which would subject such Benefit Plan, the Company, its Subsidiaries or any ERISA Affiliates to a penalty under ERISA or the Code.

            (viii)  None of the Benefit Plans listed in Schedule
  6.18 hereto provides for additional or accelerated payments or other consideration to be made on account of the transactions contemplated hereby.

            (ix) All contributions or payments required to be made to such Benefit Plans by their terms or by law, before or after the Closing Date, with respect to all periods or events occurring prior to the Closing Date (including all insurance premiums) will be properly paid or accrued on the books of account of the Company, its Subsidiaries and the ERISA Affiliates prior to the Closing Date (including, without limitation, a pro rata share with respect to any period including the Closing Date based on the ratio of the number of days in such period to the total number of days in the plan year).

            (x) There were no Benefit Plans in effect at any time during the three years preceding the Closing Date with respect to which the Company, its Subsidiaries or any ERISA Affiliate has taken action during such period which has or will result in termination of such Benefit Plans.
                       PAGE 37 OF 73 PAGES

          (b) To the best knowledge of the Company, no union has attempted to organize or represent the labor force of the Company or any of its Subsidiaries in the 24 months immediately prior to the date hereof. Neither the Company nor any of its Subsidiaries has any knowledge of any present or threatened walkout, strike or any other similar occurrence. The Company has provided Buyer with a list of all of the unions that have entered into collective bargaining agreements with respect to employees of the Company or its Subsidiaries that are now certified or claiming to be certified as collective bargaining agents to represent any such employees. Neither the Company nor any of its Subsidiaries has (i) taken any action that would constitute a plant closing or mass layoff (within the meaning of the Workers Adjustment and Retraining Notification Act) or (ii) incurred any material liability or obligation under the Workers Adjustment and Retraining Notification Act or similar state laws which remains unpaid or unsatisfied.

          (c) To the knowledge of the Company, the employer-employee relations of the Company and its Subsidiaries are generally satisfactory. The employment practices of the Company and each of its Subsidiaries comply with all applicable anti-discrimination laws, including, without limitation, the Age Discrimination in Employment Act and the Americans with Disabilities Act, except where the failure to so comply, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

          (d) No person (including, but not limited to, any Governmental Entity) has any claim or basis for any suit, action, claim, proceeding or investigation against the Company or any of its Subsidiaries arising out of any statute, law, ordinance, code, rule or regulation relating to discrimination in employment or employment practices or occupational safety and health standards (including, without limitation, The Fair Labor Standards Act, as amended, Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. 1981, the Rehabilitation Act of 1973, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Family and Medical Leave Act of 1993 or the Americans with Disabilities Act) which, if upheld, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.

          SECTION 6.19.  Investments.   Schedule 6.19 hereto
contains a list of all bonds, stocks, other securities and other investments (including, without limitation, real estate and other partnership interests) of any type owned by the Company or any of its Subsidiaries, including a list of investments held on deposit pursuant to applicable law or subject to trust arrangements ("Investments"), other than shares of capital stock of the Company or any of its Subsidiaries held by the Company or any of its Subsidiaries, as of the date hereof, all of which Investments, comply with Applicable Insurance Law, except to the extent that noncompliance, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.
Schedule 6.19 hereto sets forth for each such Investment the category to which it has been assigned by the Company pursuant to Statement of Financial Accounting Standard No. 115. Except to the extent that, taken in the aggregate, the failure of the Investments of FRH to be admitted to the full extent of their carrying value is not reasonably likely to have a Material Adverse Effect, all Investments of FRH are admitted assets to the
                       PAGE 38 OF 73 PAGES
full extent of their carrying value under Applicable Insurance Law and statutory accounting practices. Except as disclosed on
Schedule 6.19 hereto, the Company and its Subsidiaries have good and marketable title to all of the Investments listed on Schedule
6.19 or acquired in the ordinary course of business since the date hereof other than with respect to those Investments which have been disposed of in the ordinary course of business since such date, free and clear of all Liens except for Liens for taxes not yet due and payable. Neither the Company nor any of its Subsidiaries has received notice that any of the Investments listed on Schedule 6.19 hereto or acquired in the ordinary course of business since the date hereof is currently in default in the payment of principal or interest.

          SECTION 6.20. Intangible Property. The Company and its Subsidiaries own, have registered or have valid rights to use the patents, trademarks, service marks, trade names, copyrights and other intellectual property listed on Schedule 6.20 hereto, which are the only such rights, patents, trademarks, service marks, copyrights or other intellectual property that are material to the business of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice that any of them is infringing any patents, trademarks, service marks, trade names, copyrights or any application pending therefor. Neither the Company nor any of its Subsidiaries is a party to a proceeding asserting, and none is aware, that any third party is infringing on its or their rights thereunder. Neither the Company nor any of its Subsidiaries have any notice of any adversely held patent, trademark, service mark, trade name, copyright or franchise of any other person or notice of any claim of any other person relating to any of the property set forth on Schedule 6.20 hereto or any process or confidential information of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any knowledge of any basis for any such charge or claim.

          SECTION 6.21. Tangible Property. Except for items with a book value of less than $5,000, Schedule 6.21 hereto sets forth all interests owned or claimed by the Company or any of its Subsidiaries (including, without limitation, options) in or to the plant, machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property and which is treated by the Company or any of its Subsidiaries as depreciable or amortizable property (collectively, the "Tangible Property"). The Tangible Property of the Company and its Subsidiaries is in good operating condition and repair, ordinary wear and tear excepted, and the Company has not received any written notice that any of the Tangible Property is in violation of any existing statute, law, or any health, safety or other ordinance, code, rule or regulation. The Tangible Property is owned by the Company and its Subsidiaries free and clear of all Liens except those that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

          SECTION 6.22. Real Property; Leases. Neither the Company nor any of its Subsidiaries owns any land, buildings or other interests of any kind in any real property (regardless of where located). Schedule 6.22 hereto includes a list of all leases and subleases of real property to which either the Company or any of its Subsidiaries is a party and all leases of equipment
                       PAGE 39 OF 73 PAGES
to which either any of the Company or any of its Subsidiaries is a party that obligate the Company or any such Subsidiary to expend more than $25,000 during any fiscal year. To the best knowledge of the Company, all of such leases to which either the Company or any of its Subsidiaries is a party are legal, valid and binding; and neither the Company nor any of its Subsidiaries nor, to the best knowledge of the Company, any other party is in default thereunder, nor has the Company or any of its Subsidiaries received any written notice of default or written notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any of its Subsidiaries under any such lease or sublease, or affecting or questioning the rights of such corporation to the continued possession of such leased or subleased premises under any such lease or sublease, except for claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          SECTION 6.23. Assets. Each of the Company and its Subsidiaries has good and marketable title to all of its assets reflected in the Annual Financial Statements or described in Sections 6.15, 6.19, 6.20, 6.21 and 6.22 hereof, in each case, free and clear of any Liens, except for: (i) Liens specifically described in the notes to the Annual Financial Statements; (ii) assets disposed of in the ordinary course of business since the date of the Annual Financial Statements; (iii) Liens securing taxes, assessments, governmental charges or levies, or the claims of materialmen, carriers, landlords and like persons, all of which are not yet due and payable or are being contested in good faith, so long as such contest does not materially detract from the value of, or prohibit the use of, such assets as currently used; (iv) minor imperfections of title and encumbrances, if any, which (a) do not materially detract from the value of the properties subject thereto, (b) do not interfere with either the present and continued use of such property or the conduct of normal operations or (c) have arisen only in the ordinary course of business; or (v) assets held or used pursuant to any lease listed on Schedule 6.22 hereto. Each of the Company and its Subsidiaries own (or lease, in the case of leased assets) all of the assets necessary for the operation of its business as now operated.

          SECTION 6.24. Agreements for Borrowed Money, Etc. Neither the Company nor any of its Subsidiaries is a party to or bound by any agreement, instrument or indenture with respect to indebtedness for borrowed money or obligations in the nature of guarantees of the indebtedness of another person.

          SECTION 6.25. Contracts and Commitments. There is no material contract or document of a character required to be described in the SEC Documents or to be filed as an exhibit to any SEC Document that is not described and filed as required by the Securities Act or the Exchange Act. As of the Effective Date, all contracts or documents described in or filed within an SEC Document shall have been provided or made available to the Buyer by the Company. Other than policies of insurance written in the ordinary course of business, Schedule 6.25 hereto sets forth a list of all agreements, contracts and instruments to which the Company or any of the Subsidiaries is a party or by which it or its assets or properties is bound which involve an amount in excess of $25,000 or are otherwise material to the business of the Company or

                       PAGE 40 OF 73 PAGES
any of its Subsidiaries. Except as set forth in Schedule 6.25 hereto, neither the Company nor any of its Subsidiaries is a party to any written or oral:


                 (i)  contracts or agreements containing
  covenants limiting the freedom of the Company or any of its Subsidiaries in any material respect to engage in any line of business in any geographic area or to compete with any person;

                 (ii) employment agreements or contracts, including, without limitation, contracts to employ executive officers and other contracts or arrangements with officers or directors of the Company or any of its Subsidiaries;

                 (iii)     management, management services,
  investment management or consulting agreements (other than those which will be terminated prior to the Closing) calling for annual payments in excess of $25,000;

                 (iv) contracts for the purchase or sale of personal property for a purchase price in excess of $25,000;

                 (v)  leases of personal property requiring
  annual payments in excess of $25,000 per year;

                 (vi) patent, trademark, service mark, trade name, and copyright and franchise licenses, royalty agreements or similar contracts and other agreements;

               (vii)     joint venture contracts and other
agreements;

                 (viii)  contracts and other agreements under
  which the Company or any of its Subsidiaries has guaranteed the obligations of any person;

                 (ix) contracts and other agreements under which the Company or any of its Subsidiaries agrees to indemnify any person or to share tax liability with any person;

                 (x)  representative, management, marketing,
  sales agency, printing or advertising contracts material to the business;

                 (xi) contracts for the grant to any person of any preferential rights to purchase any of the assets or properties material to the business;

                 (xii)     contracts relating to the acquisition
  by the Company or any of its Subsidiaries of any operating business or the capital stock of any person;

               (xiii)  Benefit Plans; or

                 (xiv)     any other contract, whether or not
  made in the
                       PAGE 41 OF 73 PAGES
  ordinary course of business, that is material to the business.

Neither the Company nor any of its Subsidiaries is (and to the best knowledge of the Company, no other party is) in breach or violation of, or default under, any of the contracts, commitments or agreements listed on Schedule 6.25 hereto, and no event has occurred which, with the giving of notice or the passage of time or both, would constitute a breach, violation or default by the Company or its Subsidiaries (or, to the best knowledge of the Company, of any other party thereto) of any of such contracts, commitments or agreements, nor has any notice of default been received, except for such breaches, violations and defaults which, individually or in the aggregate, are not reasonably like to have a Material Adverse Effect. To the best knowledge of the Company, all of the contracts, commitments or agreements listed on Schedule 6.25 hereto to which the Company or its Subsidiaries is a party are legal, valid and binding. There are no oral modifications to any of such contracts or other agreements. None of the contracts or other agreements listed in Schedule 6.25 hereto provides for additional or accelerated payments or other consideration to be made on account of the transactions contemplated hereby. No Permit is needed in order that such contracts, commitments or agreements continue in full force and effect (without breach by the Company or any of its Subsidiaries, as the case may be, of, or giving any contractual party a right to terminate or modify, any such contract, commitment or agreement) following the consummation of the transactions contemplated hereby. The Company and its Subsidiaries has paid in full or accrued all amounts due under the contracts set forth on Schedule 6.25 hereto and has satisfied in full or provided adequate reserves for all of their liabilities thereunder.

          SECTION 6.26.  Litigation.  Except as set forth on
Schedule 6.26 hereto, there are no actions, suits, proceedings, claims, investigations or examinations (other than claims under insurance policies issued by the Company or any of its Subsidiaries) pending or, to the best knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective businesses, properties, assets, or securities, at law or in equity, before or by any Governmental Entity or before any private arbitration panel. None of the actions, suits, proceedings, claims, investigations or examinations set forth on Schedule 6.26 hereto, individually or in the aggregate, will result in any judgment, ruling, order, writ, injunction, award or decree of any court or any Governmental Entity or arbitral tribunal that is not adequately reserved against in the Annual Financial Statements or covered by insurance from unrelated third party insurers. There are no outstanding judgments, rulings, orders, writs, injunctions, awards or decrees of any court or Governmental Entity or arbitral tribunal against or involving the Company or any of its Subsidiaries.

          SECTION 6.27.  Environmental Matters.

          (a) The operations of the Company and its Subsidiaries are in compliance with all applicable federal, state and local laws, rules, regulations and ordinances imposing liability or establishing standards for the protection of human health and the environment including, but not limited to the Comprehensive Environmental Response, Compensation and Liability Act of
                       PAGE 42 OF 73 PAGES

1980, as amended, the Resource Conservation and Recovery Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended and any other federal, state, local or municipal laws, statutes, regulations, rules or ordinances imposing liability or establishing standards of conduct for protection of the environment (collectively, "Environmental Laws"), except where failure to comply, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

          (b) The Company and its Subsidiaries have all permits, authorizations, and approvals required under any applicable
Environmental Laws and are each in compliance with their respective requirements, except where failure to comply, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

          (c) There are no petroleum products, asbestos-containing materials, polychlorinated biphenyls, or other materials that are defined as hazardous substances, hazardous wastes, extremely hazardous, special wastes, pollutants, toxic substances or pollutants, or contaminants under Environmental Laws ("Hazardous Substances") stored, contained or disposed on any property owned or operated by the Company or any of its Subsidiaries except in compliance with Environmental Laws, except where failure to comply, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect.

          (d) To the knowledge of the Company, there has not been any release or discharge of any Hazardous Substances at any facility owned or operated by the Company or any of its Subsidiaries or by an insured or at any facility that received Hazardous Substances generated by the Company or any of its Subsidiaries.

          (e) Neither the Company nor any of its Subsidiaries have received written notice of or are a party to any proceeding, citation, summons, notice of violation, administrative order or a notice of potential liability filed by a Governmental Entity or third party involving the release of Hazardous Substances or violation of Environmental Laws ("Environmental Actions").

          (f) Neither the Company nor any of its Subsidiaries are subject to an Environmental Action relating to a direct action statute authorizing recovery against an insurance carrier for releases of Hazardous Substances by an insured at a facility owned or operated by the insured or a facility which received Hazardous Substances generated by the insured.

          (g) The Company has received no written notice that any of the properties owned or operated by an insured have been placed or proposed to be placed on the National Priorities List or comparable state hazardous waste site registry.

          (h) The Company has received no written notice that any insured

                       PAGE 43 OF 73 PAGES
is subject to an Environmental Action that will likely result in a Material Adverse Effect.

          SECTION 6.28. Brokers and Finders. The Company and its Subsidiaries have utilized the services of William Blair & Company, L.L.C. and the Company and its Subsidiaries will be solely responsible for the expenses of such firm. No other agent, broker, investment banker, person or firm acting on behalf of the Company or its Subsidiaries, or under authority of any of them is or will be entitled to any broker's, finder's or investment banker's fee or any other commission or similar fee directly or indirectly from any of the other parties hereto in connection with the negotiation of any of the transactions contemplated hereby.

          SECTION 6.29.  Banks.   Schedule 6.29 hereto includes a
true and complete list of all banks or other financial institutions in which the Company or any of its Subsidiaries has an account, letter of credit or a line of credit, showing a description of each account, letter of credit or line of credit, or in which the Company or any of its Subsidiaries has a safe deposit box or a lock-box arrangement.

          SECTION 6.30. Maintenance of Insurance. Schedule 6.30 hereto includes a true and complete list of all policies or binders of insurance maintained by the Company and its Subsidiaries with respect to their respective properties and the conduct of their respective businesses, showing the insurer, the subject matter, the policy number or covering note number with respect to binders, the beneficiary and the amount of coverage for each policy, and describing each pending claim thereunder of more than $5,000, and setting forth the aggregate amounts paid out under each such policy through the date hereof (which information may be updated as of the Closing Date provided that coverage and premiums continue to be substantially similar to those reflected in Schedule 6.30 hereto as of the date hereof). Such policies are valid and binding in accordance with their terms and are in full force and effect and insure against risks and liabilities customary for the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries have received a notice of cancellation or nonrenewal of any such policy or binder or have any knowledge of any state of facts which might form the basis for termination of any such insurance. Each of the Company and its Subsidiaries has, or has made or will make provision for, insurance coverage consistent with current practices through the Closing Date. None of the insurance policies for the benefit of the Company and its Subsidiaries is in default, and neither the Company nor its Subsidiaries has failed to give any notice or present any claim thereunder in due or timely fashion or as required by any of such insurance policies so as to jeopardize full recovery under such policies. The Company and its Subsidiaries paid or will pay all premiums payable for periods prior to the Closing Date with respect to such insurance policies.

          SECTION 6.31.  Legislation.  To the knowledge of the
Company, since December 31, 1995, there has not been any legislation, statute, law, ordinance, code, rule or regulation, either proposed or adopted, by any foreign, federal, state, county or local government or any other governmental,

                       PAGE 44 OF 73 PAGES
regulatory or administrative agency or authority prohibiting or in any way limiting the business, operations or prospects of the Company or any of its Subsidiaries except for such prohibitions or limitations which, individually or in the aggregate, would not have a Material Adverse Effect.

          SECTION 6.32.  Operations of the Company and its
Subsidiaries.

          (a)  Since December 31, 1995, the Company and its
Subsidiaries have conducted their respective businesses only in the ordinary course of business in a manner consistent with past practice.

          (b) Since December 31, 1995, there has not occurred any change or event which, individually or in the aggregate, has or could reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any knowledge of any change or event which is threatened which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

          (c)  Except as set forth on Schedule 6.32 hereto, since
December 31, 1995 neither the Company nor any of its Subsidiaries has:

               (i) declared or paid or set aside dividends or other distributions (whether in cash, stock or property) on its capital stock or made any direct or indirect redemption, retirement, purchase or other acquisition of any shares of capital stock;

               (ii) issued, redeemed, sold or disposed of, or created any obligation to issue, redeem, sell or dispose of, any shares of the capital stock of the Company or any of its Subsidiaries or any Rights relating to capital stock (whether authorized but unissued or held in treasury) or issued any option, warrant or other right to acquire any shares of its capital stock;

               (iii)     effected any stock split,
     reclassification or combination;

               (iv) adopted a plan of, or resolutions providing for, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

               (v)  amended or modified its certificate of
     incorporation or by-laws (or equivalent charter documents);

               (vi) merged or consolidated with any corporation or other entity otherwise than as contemplated by this Agreement or subdivided or in any way reclassified any shares of its capital stock or changed or agreed to change in any manner the rights of its outstanding capital stock or the character of its business;

               (vii)     entered into, adopted, modified or
     amended in any material respect any written employment, severance, consulting, "change of control", "parachute payment", bonus, incentive compensation,
                       PAGE 45 OF 73 PAGES
     deferred compensation, profit sharing, stock option, stock purchase, employee benefit, welfare benefit or other agreement, plan or arrangement providing for compensation or benefits to employees or directors or stockholders which would have effect for any employee of the Company or its Subsidiaries after the Closing Date;

               (viii)  incurred or contracted for any capital
     expenditures in excess of $25,000 in the aggregate;

               (ix) amended, terminated or waived any right of value material to the business of the Company or any of its Subsidiaries;

               (x) made any change in its accounting methods, principles or practices or made any change in depreciation or amortization policies or rates adopted by it, except insofar as may have been required by a change in generally accepted accounting principles, or made any change in its accounting policies with respect to Loss Reserves;

               (xi) revalued any portion of its assets, properties or businesses other than in the ordinary course of business in a manner consistent with past practice;

               (xii)     materially changed any of its business
     policies, including, without limitation, advertising, marketing, pricing, purchasing, personnel, sales or budget policies;

               (xiii) made any wage or salary increase or bonus, or increase in any other direct or indirect compensation, for or to any of its officers, directors, employees, consultants or agents or any accrual for or contract or other agreement to make or pay the same, other than to persons other than its officers, directors or shareholders made in the ordinary course of business in a manner consistent with past practice;

               (xiv) made any loan or advance to any of its officers, directors, employees, consultants, agents or other representatives (other than travel advances made in the ordinary course of business in a manner consistent with past practice) or made any other loan or advance;

               (xv) made any payment or commitment to pay severance or termination pay to any of its officers, directors, employees, consultants, agents or other representatives;

               (xvi) entered into any lease (as lessor or lessee); sold, abandoned or made any other disposition of any of its Investments or other assets, properties or businesses other than in the ordinary course of business consistent with past practice; granted or suffered any Lien on any of its assets, properties or businesses or on any of the capital stock of the Company (other than for Taxes not yet due and payable); entered into or amended any contract or other agreement to which it is a party or by or to which it or its assets, properties or businesses are bound or subject, except in the ordinary course of business in a manner
                       PAGE 46 OF 73 PAGES
      consistent with past practice; or entered into or amended any contract or other agreement pursuant to which it agrees to indemnify any person or to refrain from competing with any person (other than insurance policies and reinsurance treaties and contracts entered into in the ordinary course of business);

               (xvii) incurred or assumed any debt, obligation or liability, or issued any debt securities or assumed, guaranteed, endorsed or otherwise as an accommodation became responsible for, liabilities of any other person or made any loans or advances, individually or in the aggregate, material to the business of the Company and its Subsidiaries (other than insurance policies and reinsurance treaties and contracts entered into in the ordinary course of business);

               (xviii) except for Tangible Property acquired in the ordinary course of business in a manner consistent with past practice, made any acquisition of all or any part of the assets, properties, capital stock or business of any other person;

               ix) except in the ordinary course of business in a manner consistent with past practice, amended, terminated or entered into any contract or other agreement or amended, terminated or entered into any other material transaction; or

               (xx) agreed to do any of the foregoing.

          SECTION 6.33. Potential Conflicts of Interest. Except as set forth on the Schedule 6.33, no officer or director of the Company or any of its Subsidiaries, or any entity controlled by an officer or director of the Company, or any member of the immediate family of an officer or director, nor to the best knowledge of the Company, no stockholder of the Company and no entity controlled by a stockholder of the Company, or any immediate family member of any stockholder of the Company:

               (i) owns, directly or indirectly, any interest in (excepting not more than five percent stock holdings held solely for investment purposes in securities of any person which are listed on any national securities exchange or regularly traded in the over-the-counter market) or is an owner, sole proprietor, shareholder, partner, director, officer, employee, consultant or Producer of any person which is a competitor, lessor, lessee, reinsurer, customer or supplier of the Company or any of its Subsidiaries or any person which is party to any contract set forth in Schedule
     6.25 hereto;

               (ii) owns, directly or indirectly, in whole or in part, any Tangible Property, patent, trademark, service mark, trade name, copyright, franchise, invention, permit, license or secret or confidential information which the Company or any of its Subsidiaries is using or the use of which is necessary for the business of the Company or any of its Subsidiaries; or

                       PAGE 47 OF 73 PAGES

               (iii) has any pending cause of action or other suit, action or claim whatsoever against, or owes any amount to, the Company or any of its Subsidiaries, except for claims in the ordinary course of business, such as for accrued vacation pay, accrued benefits under Benefit Plans and similar matters.

          As used in this Section 6.33, a person's immediate family shall mean such person's spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law.

          SECTION 6.34. Guaranty Funds, Pools and Associations. Except as required by the laws of the jurisdiction in which it transacts business, neither the Company nor any of its Subsidiaries is a member of any guaranty fund, pool, joint underwriting association, assigned risk plan or similar entity or subject to any present or known future assessment by any such entities.

          SECTION 6.35. Full Disclosure. All documents delivered by or on behalf of the Company in connection with this Agreement and the transactions contemplated hereby are true, complete, accurate and authentic. The information furnished by or on behalf of the Company to Buyer in connection with this Agreement and the transactions contemplated hereby does not contain any untrue statement of a material fact and does not omit to state a material fact required to be stated therein or necessary to make the statements made, in the context in which made, not false or misleading. There is no fact relating to the operations of the Company and its Subsidiaries which the Company has not disclosed to Buyer in writing which, individually or in the aggregate, has a Material Adverse Effect, or so far as the Company can now foresee, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect.



                           ARTICLE VII

      REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER SUB

          The Buyer and Buyer Sub represent and warrant to the Company as follows:

          SECTION 7.1. Organization and Standing. Each of Buyer and Buyer Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has all requisite corporate power and authority to enter into this Agreement and the other agreements provided for herein to which it is a party and to perform its obligations hereunder and thereunder.

          SECTION 7.2.  Certificate of Incorporation and By-Laws.
The copies of the Certificate of Incorporation and by-laws of Buyer and Buyer Sub which have heretofore been delivered to the Company are true, accurate and complete and reflect all amendments or changes in effect.

                       PAGE 48 OF 73 PAGES

          SECTION 7.3. Authority. Buyer and Buyer Sub have the full legal right and power and all authority required to enter into, execute and deliver this Agreement and each other agreement entered into or to be entered into in connection herewith to which Buyer or Buyer Sub is or is to be a party (the "Buyer Related Agreements"), and subject to receipt of all Acquiror Approvals, to perform fully their respective obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Buyer Related Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer and Buyer Sub and no other corporate proceedings on the part of Buyer or Buyer Sub are necessary to authorize the execution, delivery and performance of this Agreement, the Buyer Related Agreements, the Merger and the transactions contemplated hereby and thereby. This Agreement has been, and each Buyer Related Agreement will be, duly executed and delivered by Buyer and Buyer Sub and this Agreement and the Buyer Related Agreements each constitutes or will constitute the legal, valid and binding obligation of Buyer and Buyer Sub enforceable against each of Buyer and Buyer Sub in accordance with its terms except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by the availability of equitable remedies (regardless of whether a proceeding is considered at law or in equity).

          SECTION 7.4. Absence of Conflicts. Neither the execution nor the delivery of this Agreement nor any of the Buyer Related Agreements, nor the consummation of the transactions and performance of the obligations contemplated hereby or thereby will: (i) conflict with or result in a breach or violation of any of the terms, conditions or provisions of the certificate of incorporation or by-laws of Buyer or Buyer Sub; (ii) except as set forth in Schedule 7.4 hereto, conflict with or result in a breach or violation of, or default (or event which, with the giving of notice or the passage of time or both, would constitute a breach, violation or default) or loss of a benefit under, result in the termination or modification of or creation of any Lien under, or permit the acceleration or modification of any obligation under any provision of any agreement, indenture, mortgage, lien, lease or other instrument or restriction of any kind to which Buyer or Buyer Sub is a party or by which any of their assets, properties or securities are otherwise bound; or
(iii) except as set forth on Schedule 7.4 hereto, conflict with or violate any permit, license, judgment, order, writ, injunction, award, decree, statute, law, ordinance, code, rule or regulation applicable to Buyer or Buyer Sub or any of their assets or properties; except in the case of clauses (ii) and
(iii) above, those which, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the ability of Buyer and Buyer Sub to consummate the transactions contemplated by this Agreement.

          SECTION 7.5. Consents and Approvals. The execution and delivery by Buyer and Buyer Sub of this Agreement and the Buyer Related Agreements, the performance by Buyer and Buyer Sub of their obligations hereunder and thereunder and the consummation by Buyer and Buyer Sub of the transactions contemplated hereby and thereby do not require Buyer or Buyer Sub to obtain any Permit or Third Party Consent, except for (i) the approval of the stockholders of the Company as provided in Sections 5.2 and 8.8 hereof, (ii)
                       PAGE 49 OF 73 PAGES
the filings and termination of the applicable waiting period required under the HSR Act, as provided in Section 9.1 hereof,
(iii) the Insurance Regulatory Approvals, (iv) the filing of the Certificate of Merger under the DGCL, (v) the other consents, approvals, authorizations or notices set forth in Schedule 7.5 hereto, and (vi) those which if not obtained, individually or in the aggregate, are not reasonably likely to have a material adverse effect on the ability of Buyer and Buyer Sub to consummate the transactions contemplated by this Agreement. The consents, approvals, authorizations, actions, filings and notices set forth in clauses
(i) through (v), inclusive, of this Section 7.5 or in Schedule
7.5 hereto are referred to herein as the "Acquiror Approvals".

          SECTION 7.6. Brokers and Finders. CHPII has utilized the services of Gill and Roeser, Inc. and CHPII will be solely responsible for the expenses of such firm. No other agent, broker, investment banker, person or firm acting on behalf of Buyer or Buyer Sub or under authority of Buyer or Buyer Sub is or will be entitled to any broker's, finder's or investment banker's fee or any other commission or similar fee directly or indirectly from the Company in connection with the negotiation of any of the transactions contemplated hereby.

          SECTION 7.7 SEC Filings. None of the written information supplied or to be supplied by Buyer or Buyer Sub expressly provided by it for inclusion in the Proxy Statement will, at the time of the first mailing thereof to the Company's stockholders and on the date of the meeting of FIIG's stockholders referred to in Section 8.8 hereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.



                          ARTICLE VIII

             COVENANTS AND AGREEMENTS OF THE COMPANY

          SECTION 8.1. Conduct of Business. From the date of this Agreement until the earlier of the Effective Time of the Merger or the termination of this Agreement in accordance with
Article XII hereof (except with the prior written consent of Buyer or except as expressly provided in other sections of this Agreement or the Schedules hereto), the Company agrees that:

                 (i) the Company and each of its Subsidiaries will conduct their respective business in the ordinary course and consistent with past practice and will use their reasonable best efforts to preserve intact their business organization and goodwill, preserve the goodwill and business relationships with suppliers, customers, licensees, licensors, agents, reinsurers and all others having business relationships with each of them, keep available the services of their respective present officers, employees, consultants and agents, defend and protect their respective assets from infringement or usurpation, perform all of their obligations under all contracts, leases and any and all other agreements relating to or
                       PAGE 50 OF 73 PAGES
  affecting its assets or its business, conduct their respective businesses in such a manner so that the representations and warranties contained in Article VI hereof shall continue to be true, complete and accurate on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date in a manner so as to satisfy the condition set forth in
  Section 10.2 hereof and shall maintain their books, accounts and records in the usual manner consistent with past practice and comply in all material respects with all laws, ordinances and regulations of Governmental Entities applicable to the Company and any of its Subsidiaries, including, without limitation, all Applicable Insurance Law;

                 (ii) each of the Company and its Subsidiaries will use accounting policies in keeping its books and records and preparing its financial statements in accordance with U.S. generally accepted accounting principles, applied consistently with the application of such principles in preparing the Annual Financial Statements and in accordance with statutory accounting principles, applied consistently with the application of such principles in preparing the Annual Convention Statements;

                 (iii)     the Company will not, and will not
  permit any of its Subsidiaries to, pay any bonus to any employees of the Company or any of its Subsidiaries without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed); and

                 (iv) except as set forth in Schedule 8.1 hereto, the Company will not, and will not permit any of its Subsidiaries to, undertake any of the actions specified in
  Section 6.32 hereof.

          SECTION 8.2. Access to Properties, Books and Records; Confidentiality. From the date hereof through the Closing Date, the Company shall, and shall cause each of its Subsidiaries to, use all reasonable efforts to cause to be afforded upon reasonable notice to the officers, directors, employees, attorneys, accountants, consultants and other authorized representatives of Buyer including, without limitation, any banks, other financial institutions and investment bankers arranging or providing for, or advising with respect to, any financing, free and full access during normal business hours to the Company and its Subsidiaries and to the employees, properties, books and records, and contracts and other agreements, documents and other papers, and copies, extracts and summaries thereof (certified, if requested) of each of the foregoing in order to afford Buyer the opportunity to make such investigations of the affairs of the Company and its Subsidiaries as it deems desirable. The Company and each of its Subsidiaries shall furnish to Buyer such information relating to their respective businesses and affairs (and which is reasonably available to the Company and its Subsidiaries) as Buyer shall from time to time reasonably request and will cause their officers, employees, agents and consultants to keep the officers of the Buyer informed as to the affairs of the Company and its Subsidiaries. The Company and its Subsidiaries shall cause their officers, employees, agents and consultants to meet with officers, employees, agents and consultants and other authorized representatives of Buyer, including, without limitation, any banks, other financial institutions and investment bankers arranging or providing for, or advising with respect to, any financing, from time to time upon
                       PAGE 51 OF 73 PAGES

Buyer's reasonable request.  No investigation pursuant to this
Section 8.2 shall affect any representations or warranties of the Company or the conditions to the obligations of the Company hereunder. Notwithstanding any right of Buyer to fully investigate the affairs of the Company and its Subsidiaries and notwithstanding any knowledge of facts determined or determinable by Buyer pursuant to such investigation or right of investigation, Buyer has the right to rely fully upon the representations, warranties, covenants and agreements of the Company contained in this Agreement. Buyer and Buyer Sub agree to be bound by and comply with the provisions set forth in the Confidentiality Agreement, dated February 22, 1996 (the "Confidentiality Agreement"), between William Blair & Company, L.L.C. as agent for the Company and Castle Harlan Partners II, L.P., a Delaware limited partnership ("CHPII"), as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference.

          SECTION 8.3. Insurance. From the date hereof through the Closing Date, the Company and its Subsidiaries shall maintain in force (including necessary renewals thereof) the insurance policies listed in Schedule 6.30 hereto, except to the extent that they may be replaced with equivalent policies appropriate to insure the assets, properties and businesses of the Company and its Subsidiaries to the same extent as currently insured at the same or lower rates or at rates approved by Buyer.

          SECTION 8.4.  Litigation.  The Company shall promptly
notify Buyer of any suits, actions, claims, proceedings or investigations which after the date of this Agreement are commenced or, to the Company's knowledge, threatened, against the Company or any of its Subsidiaries or against any officer, director, employee, consultant, agent or shareholder with respect to the affairs of the Company or any of its Subsidiaries.

          SECTION 8.5. Advice of Changes. The Company shall give prompt written notice to Buyer of: (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of the Company contained in this Agreement, if made on or as of the date of such event or as of the Closing Date, to be untrue or inaccurate;
(ii) any failure of the Company or any of its Subsidiaries or of any officer, director, employee, consultant or agent of the Company or any of its Subsidiaries, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or them under this Agreement; (iii) any event of which they have knowledge which will result, or in the opinion of such party, has a reasonable prospect of resulting, in the failure to satisfy the conditions specified in Article X hereof; (iv) any notice of, or other communication relating to, a default (or event which, with notice or lapse of time or both, would constitute a default), received by the Company or any of its Subsidiaries subsequent to the date hereof and prior to the Closing Date, under any contract or other agreement material to the business of the Company or any of its Subsidiaries; (v) the termination or cancellation of any Reinsurance Agreement;
(vi) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated hereby; (vii) any notice or other communication from any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority in
                       PAGE 52 OF 73 PAGES
connection with the transactions contemplated hereby or any other material notice or other material communication from any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority;
(viii) any change which has a Material Adverse Effect, or the occurrence of any event which, so far as can be foreseen at the time of its occurrence, would have a Material Adverse Effect;
or (ix) any matter hereafter arising which, if existing, occurring or known at the date hereof, would have been required to be disclosed to Buyer; provided, however, that no such notification shall affect the representations or warranties of the Company or the conditions to the obligations of the Company hereunder.

          SECTION 8.6. Subsequent Financial Statements; SEC Documents; and Insurance Filings. (a) From the date hereof to and including the Closing Date, the Company and its Subsidiaries shall: (i) provide to Buyer a monthly management report in scope and detail reasonably satisfactory to Buyer; (ii) timely prepare, and promptly deliver to Buyer, monthly financial statements in scope and detail reasonably satisfactory to Buyer; (iii) provide to Buyer a monthly statement of Investments in detail reasonably satisfactory to Buyer; and (iv) provide to Buyer a monthly list of all claims paid under any insurance or reinsurance policy issued by the Company or any of its Subsidiaries in excess of $50,000. Each such report or statement shall present fairly the information set forth therein in accordance with accounting policies and procedures consistent with those historically used by the Company.

          (b) The Company will file with the SEC all reports, schedules, forms, statements and other documents required to be filed under the Exchange Act from the date hereof through the Effective Date (the "SEC Filings") and promptly provide Buyer with a copy of such SEC Filing. Each SEC Filing, as of its respective date: (i) will comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to each such SEC Filing; (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) in the case of the Annual Report on Form 10-K for the year ended December 31, 1995, will be accompanied by a report of the Company's independent accountants which report shall be unqualified except for references therein to the adoption of new accounting policies.

          (c) The Company will file all reports, schedules, forms, statements and other documents required to be filed under any Applicable Insurance Law from the date hereof through the Effective Date and promptly provide Buyer with a copy of any such filing.

          SECTION 8.7. No Solicitation. (a) During the term of this Agreement, the Company and its Subsidiaries shall not, directly or indirectly, solicit any Acquisition Proposal, or cooperate with, furnish or cause to be furnished any information concerning the business, financial condition, properties or assets of the Company or any of its Subsidiaries to, or continue or enter into any discussion, negotiation, agreement or understanding
                       PAGE 53 OF 73 PAGES
concerning any Acquisition Proposal with, any person making any Acquisition Proposal (other than any of the parties hereto and their agents and representatives or any governmental or regulatory authority whose consent is required in connection with the transactions contemplated by this Agreement), except that the Company shall be permitted to consider and negotiate any unsolicited Acquisition Proposal and furnish information to and enter into an acquisition agreement with a third party making an unsolicited Acquisition Proposal if the Board of Directors of the Company determines in good faith, based upon a written opinion of outside counsel, that its fiduciary duties require it to do so (an "Unsolicited Sale"). The Company shall promptly notify Buyer of any inquiry or proposal received by the Company or any of its Subsidiaries with respect to any such Acquisition Proposal. As used herein, the term "Acquisition Proposal" shall mean any proposal, offer or indication of interest for a merger or other business combination or joint venture involving the Company or for the acquisition of a substantial portion of the assets or the stock of the Company.

          (b) In the event that the Company enters into an agreement involving an Unsolicited Sale prior to February 17, 1997, then the Company shall be obligated concurrently with the execution of such agreement: (i) to reimburse to Buyer, Buyer Sub and CHPII all of their out-of-pocket fees and expenses in connection with the transactions contemplated by this Agreement in an amount not to exceed $100,000 (a written itemization of which shall be delivered to the Company); (ii) to pay to CHPII (or its designee) a cash fee of $3,500,000; and (iii) to terminate this Agreement.

          (c) In the event that the Company enters into an agreement involving a merger or other business combination or joint venture involving the Company or for the acquisition of a substantial portion of the assets or the stock of the Company other than with Buyer at any time after the termination of this Agreement pursuant to Article XII hereof and prior to February 17, 1997, then the Company shall be obligated concurrently with the execution of such agreement: (i) to reimburse to Buyer, Buyer Sub and CHPII all of their out-of-pocket fees and expenses in connection with the transactions contemplated by this Agreement in an amount not to exceed $100,000 (a written itemization of which shall be delivered to the Company); and (ii) to pay to CHPII (or its designee) a cash fee of $3,500,000.

          (d)  Upon payment of the amounts specified in clauses
(i) and (ii) of Section 8.7(b) or 8.7(c) of this Agreement, the Company shall have no further liability or obligation whatsoever to Buyer, Buyer Sub or CHPII. The provisions of Sections 8.7(b) and 8.7(c) hereof shall be of no force and effect and no payment shall be made to CHPII if: (i) at any time Buyer lowers the Cash Consideration Per Share below $16.00; (ii) the Merger is not consummated due to the failure by Buyer to satisfy the terms and conditions of this Agreement; (iii) Buyer for any reason (other than due to the failure by the Company to satisfy the terms and conditions of this Agreement) determines not to pursue the transaction with the Company; (iv) any regulatory approval required for the Merger is not obtained; or (v) this Agreement is terminated pursuant to clause (i) or (iv) of Section 12.1 hereof as a result of the Connecticut Waiver being denied.

                       PAGE 54 OF 73 PAGES

          SECTION 8.8. Proxy Statement; Approval by the Company's Stockholders. The Company shall cause a special meeting of its stockholders to be called and held promptly following the date hereof for the purposes of acting on this Agreement and the Merger and the transactions contemplated hereby. The Company shall, through its Board of Directors, and subject to its fiduciary duties, recommend to its stockholders approval of the Merger and the transactions contemplated hereby. As soon as practicable after the date hereof, the Company shall prepare (with the cooperation of, and reasonable approval by, Buyer and Buyer Sub) and file with the SEC under the Exchange Act, and use all reasonable efforts to have cleared by the SEC and promptly thereafter mail to the Company's stockholders, a proxy statement and form of proxy with respect to the meeting of the Company's stockholders (the "Proxy Statement"). Simultaneously herewith, stockholders of the Company holding in excess of 20% of the outstanding Common Stock have executed and delivered to Buyer the Voting Agreement.

          SECTION 8.9. Options. The Company shall cause each of the persons listed on Schedule 3.7 hereto to deliver to Buyer on or before the Effective Date evidence satisfactory to Buyer of the cancellation of the Options set forth next to the name of such person on Schedule 3.7 hereto.



                           ARTICLE IX

                      ADDITIONAL COVENANTS

          SECTION 9.1. HSR Act. The Company and Buyer shall promptly and timely after the date hereof file, or cause to be filed, with the Federal Trade Commission and the Department of Justice, all notifications, including responses to requests for information, required by the HSR Act applicable to the Company and Buyer as the case may be, and each party shall request early termination of the applicable waiting period thereunder. The Company and Buyer will cooperate with one another to the extent necessary to prepare their separate filings and to supply any additional information that may be submitted to the Federal Trade Commission or the Department of Justice relating to the status of the transaction contemplated hereby under the antitrust laws, whether or not such additional information is requested or required under the HSR Act.

          SECTION 9.2. Insurance Regulatory Approvals. Each of the parties hereto will use its best efforts to take all steps necessary or appropriate to obtain the Connecticut Waiver, the Connecticut Approval and the other Insurance Regulatory Approvals required for the consummation of the Merger.

          SECTION 9.3. Filings and Approvals. The Company, its Subsidiaries, Buyer and Buyer Sub shall, as applicable: (i) file a Form A with the Connecticut Commissioner of Insurance with respect to the grant of prior approval or exemption by the Connecticut Commissioner of Insurance under Connecticut General Statute 38a-132 in connection with the Merger (the "Connecticut Approval") and make a request for waiver of Connecticut General Statute 38a-136(i)(2)(A) with the Connecticut Commissioner of Insurance (the
                       PAGE 55 OF 73 PAGES

"Connecticut Waiver") all of which filings shall be made on or before May 8, 1996; (ii) duly make all other regulatory filings required to be made by each in respect of this Agreement or the transactions contemplated hereby; (iii) comply as promptly as practicable with all governmental requirements applicable to the transactions contemplated hereby; and (iv) obtain promptly all necessary permits, orders and other consents of Governmental Entities and consents of third parties necessary for the consummation of the Merger. Buyer shall use its reasonable best efforts to obtain, and each of the Company and its Subsidiaries shall use its reasonable best efforts to assist Buyer in obtaining, the Connecticut Waiver, the Connecticut Approval and all other Acquiror Approvals. The Company and its Subsidiaries shall each use its reasonable best efforts to obtain, and Buyer shall use its reasonable best efforts to assist the Company and the Subsidiaries in obtaining, the Connecticut Waiver, the Connecticut Approval and all other Sellers Approvals. Buyer will promptly notify the Company of all material communications with the Connecticut Department of Insurance with respect to the Connecticut Approval and the Connecticut Waiver. Buyer will furnish the Company with a copy of the aforementioned Form A and request for waiver promptly after the same are filed with the Connecticut Department of Insurance.

          SECTION 9.4.  Continued Effectiveness of
Representations and Warranties. Buyer and Buyer Sub shall use their reasonable best efforts to cause the representations and warranties contained in Article VII hereof to continue to be true, complete and accurate on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date in a manner so as to satisfy the condition set forth in
Section 11.2 hereof.

          SECTION 9.5. Advice of Changes. Buyer shall give prompt written notice to the Company of the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of Buyer or Buyer Sub contained in this Agreement, if made on or as of the date of such event or as of the Closing Date, to be untrue or inaccurate; provided, however, that no such notification shall affect the representations and warranties of Buyer or Buyer Sub or the conditions to the obligations of Buyer or Buyer Sub hereunder.

          SECTION 9.6.  Proxy Statement.  Buyer and Buyer Sub
shall use all reasonable efforts to obtain and furnish to the Company the information relating to it required to be included in the Proxy Statement.

          SECTION 9.7. Further Assurances. In addition to the actions, contracts and other agreements and documents and other papers specifically required to be taken or delivered pursuant to this Agreement, each of the parties hereto shall execute such contracts and other agreements and documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall, on or prior to the Effective Time, use its best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the Merger, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the Merger.

                       PAGE 56 OF 73 PAGES

          SECTION 9.8 Directors' and Officers' Insurance. After the Effective Time, Buyer will cause the Surviving Corporation, or another affiliate of Buyer, to (i) maintain the current directors' and officers' liability and corporate indemnification insurance policy of the Company and its Subsidiaries, or a substantially similar policy, subject to terms and conditions no less advantageous than under such current policy, for all officers and directors of the Company and its Subsidiaries on the date of this Agreement, for 36 months after the Effective Time to cover acts and omissions of directors and officers of the Company and its Subsidiaries occurring prior to the Effective Time, provided, however, that in no event shall the Surviving Corporation be required to pay an annual premium for any such policy in excess of 125% of the current annual premium in effect as of the date hereof, but shall instead in such case obtain the greatest amount of coverage available at a premium equal to 125% of the current premium, and (ii) maintain in effect provisions of the certificate of incorporation and by-laws of the Surviving Corporation and its subsidiaries, as the case may be, and cause the Surviving Corporation to comply with all agreements between the Company and its directors and officers providing for indemnification, all relating to the rights of officers and directors with respect to indemnification for acts and omissions occurring prior to the Effective Time on terms no less advantageous to such officers and directors as in effect prior to the Effective Time.



                            ARTICLE X

        CONDITIONS TO OBLIGATIONS OF BUYER AND BUYER SUB

          The obligations of Buyer and Buyer Sub under this Agreement are subject to the satisfaction (or waiver in writing, in whole or in part), at or before the Effective Time, of each of the following conditions:

          SECTION 10.1. Compliance with Agreements. The Company and each of its Subsidiaries shall have performed and complied in all material respects with all of the obligations required of any of them by this Agreement and the other agreements provided herein to be performed or complied with by each of them on or before the Closing Date, and Buyer shall have received from the Company and each of its Subsidiaries at the Closing a certificate, dated the Closing Date, to such effect and stating that all conditions to the Buyer's obligations hereunder have been satisfied.

          SECTION 10.2. Representations and Warranties. The representations and warranties made by the Company in this Agreement shall be true, complete and accurate (i) in all respects (in the case of any representation or warranty containing any materiality qualification) or (ii) in all material respects (in the case of any representation or warranty without any materiality qualification), in each case as of the Closing Date as though such representations and warranties were made at and as of such time (except for any representation and warranty made or given as of a specified date, which shall have been true and correct as of such specified date, and except for any changes expressly permitted by the terms hereof or consented to

                       PAGE 57 OF 73 PAGES
in writing by Buyer). Buyer shall have received from the Company at the Closing a certificate, dated the Closing Date, to that effect.

          SECTION 10.3. Opinion of Counsel for the Company. Buyer shall have received an opinion from Lord, Bissell & Brook, special counsel for the Company and its Subsidiaries, dated the Closing Date, substantially to the effect set forth in Exhibit B hereto.

          SECTION 10.4. Approvals. The Connecticut Waiver, the Connecticut Approval, all other Acquiror Approvals and all other Sellers Approvals shall have been obtained and shall be in full force and effect on the Closing Date, and the continued conduct by the Company or any of its Subsidiaries of their respective businesses in substantially the same manner as currently conducted and the consummation of the transactions contemplated hereby shall not violate or conflict with any judgment, code, ruling, order, writ, injunction, decree, award, statute, law, ordinance, rule or regulation or other restriction binding upon or applicable to the Company or any of its Subsidiaries. None of the Connecticut Waiver, the Connecticut Approval or any such other approvals shall contain any terms, limitations or conditions which Buyer determines in good faith to be materially burdensome (restrictions under Connecticut General Statute 38a-136(i), other than Connecticut General Statute 38a-136(i)(2)(A), shall be deemed not to be materially burdensome) to Buyer or its affiliates or to the Company or its Subsidiaries taken as a whole, or which restrict Buyer's rights as the controlling shareholder of the Company (including, without limitation, its right to participate actively in the management of the Company and its Subsidiaries), or which would prevent Buyer, its affiliates or the Company and its Subsidiaries from conducting their respective businesses in substantially the same manner as conducted on the date hereof.

          SECTION 10.5. Legislation. No legislation shall have been proposed in bill form or enacted since the date hereof, and no statute, law, ordinance, code, rule or regulation shall have been adopted, revised or interpreted, by any Governmental Entity, which would require, upon or as a condition to the Merger, the divestiture or cessation of the conduct of any business presently conducted by the Company or any of its Subsidiaries, on the one hand, or, by Buyer or any of its affiliates, on the other hand, or, in the event that the transactions contemplated hereby are consummated, which may, individually or in the aggregate, have an adverse effect on Buyer or on any of its affiliates or which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company or any or its Subsidiaries.

          SECTION 10.6. Absence of Preventative Litigation. On the Closing Date: (i) there shall be no injunction, restraining order or order of any nature issued by any court of competent jurisdiction which direct that this Agreement or any transaction contemplated hereby shall not be consummated as herein provided or compels or would compel CHPII to dispose of or discontinue any portion of the business conducted by CHPII and its subsidiaries or of the business conducted by the Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated hereby, and (ii) there shall

                       PAGE 58 OF 73 PAGES
be no suit, action, claim, proceeding or investigation instituted or threatened by or before any court or any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority seeking to restrain, prohibit or invalidate the consummation of the transactions contemplated hereby or to seek damages in connection with such transactions or which might affect the right of Buyer to own, operate or control, after the Closing, the assets, properties and businesses of the Company and its Subsidiaries or which has or may have, in the opinion of the Buyer, a Material Adverse Effect (the matters referred to in this Section being collectively referred to as "Preventative Litigation").

          SECTION 10.7. Secretary's Certificate; Certified Copies. The Buyer shall have received: (i) a secretary's certificate for the Company attached to which shall be a certified copy of the resolutions of the Board of Directors of the Company and a copy certified by the secretary of the corporation of the vote or written consent of the Company's stockholders, in each case authorizing this Agreement, the Merger and the transactions contemplated hereby, and an incumbency certificate for each officer executing any agreement, certificate or other instrument provided for herein to be executed and delivered by the Company; and (ii) copies of the certificate of incorporation of the Company and each of its Subsidiaries certified by the Secretary of State of the jurisdiction of its incorporation and copies of by-laws certified by the secretary of the applicable corporation. The Company shall deliver to Buyer copies of certificates of good standing (together with tax clearance) for the Company and each of its Subsidiaries from the Secretary of State or other appropriate official of the respective jurisdictions of incorporation and jurisdictions in which the Company or any of its Subsidiaries is qualified to do business.

          SECTION 10.8. Resignations. Buyer shall have received resignations from those directors and officers of the Company and its Subsidiaries as shall be designated by Buyer not less than five days prior to the Closing Date, such resignations to be effective at the Effective Time of the Merger.

          SECTION 10.9.  Dissenting Stock.  The aggregate number
of shares of Dissenting Stock shall be less than 5% of the number of shares of Common Stock outstanding at the time of the stockholders' meeting referred to in Section 8.8 hereof.

          SECTION 10.10.  No Material Adverse Effect  No Material
Adverse Effect shall have occurred and be existing as of the Closing Date.

          SECTION 10.11. Stock Option Plan and Directors' Incentive Plan; Options. Buyer shall have received evidence satisfactory to it that: (i) the Company Stock Option Plan, effective February 28, 1991 and the Directors' Incentive Plan, as amended March 8, 1995, shall have been terminated; and (ii) all Options and any other options for Common Stock have been canceled.




                       PAGE 59 OF 73 PAGES

                           ARTICLE XI

                  CONDITIONS TO OBLIGATIONS OF
                           THE COMPANY

          The obligations of the Company under this Agreement are subject to the satisfaction (or waiver in writing in whole or in part), at or before the Effective Time, of each of the following conditions:

          SECTION 11.1.  Compliance with Agreement.  Buyer and
Buyer Sub shall have performed and complied in all material respects with all the obligations required by this Agreement to be performed or complied with by it on or before the Closing Date, and the Company shall have received from Buyer and Buyer Sub at the Closing a certificate, dated the Closing Date, to such effect and stating that all conditions to the Buyer's obligations hereunder have been satisfied.

          SECTION 11.2. Representations and Warranties. The representations and warranties made by Buyer and Buyer Sub in this Agreement shall be true, complete and accurate (i) in all respects (in the case of any representation or warranty containing any materiality qualification) or (ii) in all material respects (in the case of any representation or warranty without any materiality qualification), in each case as of the Closing Date as though such representations and warranties were made at and as of such time (except for any representation and warranty made or given as of a specified date, which shall have been true and correct as of such specified date, and except for any changes expressly permitted by the terms hereof or consented to in writing by the Company). The Company shall have received from Buyer and Buyer Sub at the Closing a certificate, dated the Closing Date, to that effect.

          SECTION 11.3.  Opinion of Counsel for Buyer.  The
Company shall have received an opinion from Schulte Roth & Zabel, special counsel for Buyer and Buyer Sub, dated the Closing Date, substantially to the effect set forth in Exhibit C hereto.

          SECTION 11.4.  Approvals.  All Sellers Approvals
specified in clauses (i) through (iv), inclusive, of Section 6.5 hereof shall have been obtained and be in full force and effect on the Closing Date.

          SECTION 11.5. Secretary's Certificate. The Company shall have received a secretary's certificate of Buyer and Buyer Sub, attached to which certificate shall be a certified copy of the resolutions of the Board of Directors of Buyer and Buyer Sub, in each case authorizing this Agreement, the Merger and the transactions contemplated hereby, and a certificate of incumbency as to each officer executing and delivering to the Company any agreement or certificate pursuant hereto.

          SECTION 11.6.  Absence of Preventative Litigation.
There shall be no Preventative Litigation.

                       PAGE 60 OF 73 PAGES

          SECTION 11.7.  Good Standing.  The Company shall have
received certificates of good standing for the Buyer and Buyer
Sub from the Delaware Secretary of State.



                           ARTICLE XII

                 TERMINATION, AMENDMENT, WAIVERS

          SECTION 12.1. Termination. At any time prior to the Effective Time of the Merger, this Agreement may be terminated and the Merger provided for herein abandoned, whether before or after and notwithstanding adoption and approval thereof by the stockholders of the Company:

                 (i) by mutual written consent of Buyer and the Company;

                 (ii) at the election of the Company, if Buyer or Buyer Sub has breached or failed to perform or comply with in any material respect any representation, warranty, covenant or agreement contained in this Agreement; provided, however, that if such breach or failure is curable, notice of such breach or failure shall have been given to Buyer and Buyer Sub and Buyer or Buyer Sub, as the case may be, shall not have cured such failure within 15 days;

                 (iii)     at the election of Buyer, if the
  Company or any of its Subsidiaries has breached or failed to perform or comply with in any material respect any representation, warranty, covenant or agreement contained in this Agreement; provided, however, that if such breach or failure is curable, notice of such breach or failure shall have been given to the Company and such breaching party shall not have cured such failure within 15 days;

                 (iv) by Buyer or the Company if the Effective Date shall not be on or before September 30, 1996 or such later date as the parties hereto may agree upon, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

                 (v)  at the election of the Company, in the
  event of an Unsolicited Sale and the payments required by
  Section 8.7(b) of this Agreement have been made; or

                 (vi) by Buyer 45 days following the date on which the Company first actively participates in any discussions or negotiations regarding, or furnishes to any person any confidential information with respect to, any unsolicited Acquisition Proposal in accordance with Section 8.7(a) hereof, unless prior to the expiration of such 45 day period the Company notifies Buyer that such Acquisition Proposal has been rejected and any such negotiations have been terminated.

                       PAGE 61 OF 73 PAGES

          The termination of this Agreement shall be effectuated by the delivery by the party terminating this Agreement to each other party of a written notice of such termination. If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 12.2.

          SECTION 12.2. Effect of Termination. In the event of any termination pursuant to this Article XII, the parties hereto shall be released from all liabilities and obligations arising under this Agreement with respect to matters contemplated by this Agreement, other than (i) for damages to the extent arising from the failure to perform any obligation or breach of any representation or covenant made in this Agreement arising prior to the time of such termination, provided, however, that in no event shall Buyer and Buyer Sub or the Company, as the case may be, be liable for aggregate damages resulting from such failure to perform or breach in excess of $3,500,000, (ii) for the expenses set forth in Section 13.2 hereof, (iii) for the amounts required to be paid to CHPII pursuant to Sections 8.7(b) and 8.7(c) hereof and (iv) for the obligations arising under the Confidentiality Agreement. Notwithstanding anything in this Agreement to the contrary, in the event of any breach by the Company of Section 8.7(a) hereof as a result of entering into an agreement involving an Acquisition Proposal other than an agreement involving an Unsolicited Sale entered into in accordance with the terms and provisions of Section 8 hereof, then the Company shall be obligated concurrently upon the execution of such agreement, to pay to Buyer, Buyer Sub and CHPII damages for such breach in an aggregate amount equal to the amounts specified in clauses (i) and (ii) of Section 8.7(c) hereof, and upon making such payment shall have no further liability or obligation whatsoever to Buyer, Buyer Sub or CHPII.

          SECTION 12.3. Amendments, Modifications, Etc. At any time prior to the Effective Time of the Merger, this Agreement may be amended, modified, superseded or supplemented to the extent permitted by applicable law only by an instrument in writing executed and delivered on behalf of each of the parties hereto, which instrument when so executed and delivered shall thereupon become a part of this Agreement and the provisions thereof shall be given effect as if contained in this Agreement as of the date hereof; provided that if the Merger and this Agreement shall have been prior thereto approved by vote or consent of the stockholders of the Company, no amendment shall be made in a manner which is materially adverse, as reasonably determined by the Company, to the right of stockholders of the Company without the vote or written consent of the stockholders of the Company thereto.

          SECTION 12.4. Waivers. The representations, warranties, covenants or conditions of this Agreement may be waived only by a written instrument executed by the party so waiving. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same. No waiver by any party of any condition, or breach of any term, covenant, agreement, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of any other
                       PAGE 62 OF 73 PAGES
condition or of the breach of any other term, covenant, agreement, representation or warranty contained in this Agreement.



                          ARTICLE XIII

                    MISCELLANEOUS PROVISIONS

          SECTION 13.1. Publicity. Buyer and Company will consult with one another before issuing, and provide one another the opportunity to review, comment upon and consent to (which consent shall not be unreasonably withheld) any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law, court process or by any stock exchange rule, regulation, or consent, or as may be advised by counsel.

          SECTION 13.2. Certain Expenses. Other than as provided in Sections 8.7(b) and 8.7(c) hereof, if the Merger is not consummated, Buyer and Buyer Sub, on the one hand, and the Company, on the other hand, each shall pay their respective direct and indirect expenses incurred in connection with this Agreement or in consummating the transactions contemplated hereby (including, without limitation, the fees and disbursements and expenses of its attorneys, accountants and advisors), provided, however, that in the event that this Agreement is terminated pursuant to clause (i) or (iv) of Section 12.1 hereof as a result of the Connecticut Waiver being denied, Buyer shall be obligated to reimburse to the Company its out-of-pocket fees and expenses in connection with the transactions contemplated by this Agreement in an amount not to exceed $50,000 (a written itemization of which shall be delivered to Buyer).

          SECTION 13.3.  Notices.  All notices or other
communications required or permitted under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery personally, by facsimile transmission, or by registered, certified or express mail, postage prepaid, addressed as follows:

          If to Buyer or Buyer Sub, to

               c/o Castle Harlan, Inc.
               150 East 58th Street
               37th Floor
               New York, New York  10155
               Attention:  Mr. Jeffrey M. Siegal

               Facsimile:  (212) 207-8042
               Telephone:  (212) 644-8600

          with a copy to


                       PAGE 63 OF 73 PAGES

               Schulte Roth & Zabel
               900 Third Avenue
               New York, New York  10022
               Attention:  Marc Weingarten, Esq.

               Facsimile:  (212) 593-5955
               Telephone:  (212) 758-0404

          If to the Company, to

               Financial Institutions Insurance Group, Ltd.
               400 Royal Palm Way
               Suite 204
               Palm Beach, Florida 33480
               Attention:  R. Keith Long

               Facsimile:  (407) 655-6902
               Telephone: (407) 832-4110

          with a copy to

               Lord, Bissell & Brook
               115 South LaSalle Street
               Chicago, Illinois  60603
               Attention:  Colleen M. Hennessy, Esq.

               Facsimile:  (312) 443-0336
               Telephone:  (312) 443-0700



Any party may change the person and addresses to which notices or other communications are to be sent to it by giving written notice of any such change in the manner provided herein for giving notice.

          SECTION 13.4. Entire Agreement. Except as otherwise provided herein, this Agreement, together with the exhibits and schedules hereto and the Confidentiality Agreement set forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof.

          SECTION 13.5. No Third Party Beneficiaries. Except as set forth in Section 9.8 hereof, nothing in this Agreement is intended or shall be construed to give any person, other than the parties hereto, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

          SECTION 13.6.  No Assignment.  This Agreement shall
inure to the benefit of, and be binding upon, the respective successors and assigns of the parties hereto; provided, however, that no assignment of any rights or

                       PAGE 64 OF 73 PAGES
delegation of any obligations provided for herein shall be made by any party hereto without the express prior written consent of the other party, except that Buyer shall be permitted, without such consent, to assign any of its rights hereunder (but not to delegate any of its obligations hereunder) to any wholly-owned domestic subsidiary of CHPII or to a lender providing financing for the transactions contemplated hereby.

          SECTION 13.7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely within such State, except (i) matters related to the validity of corporate action, which shall be governed by the laws of the state or other jurisdiction of organization of the relevant corporation and (ii) matters related to compliance of the transactions contemplated hereby with applicable insurance regulatory statutes, which shall be governed by the laws of the state or other jurisdiction the insurance regulatory statutes of which apply.

          SECTION 13.8.  Counterparts.  This Agreement may be
executed in any number of separate counterparts, each of which shall be deemed to be an original, but which together shall constitute one and the same instrument.

          SECTION 13.9.  Headings.  The section headings
contained in this

Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

          SECTION 13.10. Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction or any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          SECTION 13.11.  Survival of Representations and
Warranties. No representations, warranties or agreements contained herein shall survive beyond the Effective Time;
provided however, that this Section shall not limit any covenant or agreement of the parties hereto which by its terms specifically contemplates performance after the Effective Time.









                       PAGE 65 OF 73 PAGES

          IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed on the date first above written.



                              FIIG HOLDING CORP.



                              By:/s/ Howard Weiss
                                 Name: Howard Weiss
                                 Title: President



                              FIIG MERGER CORP.

                              By:/s/ Howard Weiss
                                 Name: Howard Weiss
                                 Title: President



                              FINANCIAL INSTITUTIONS INSURANCE
                              GROUP, LTD.

                              By:/s/ R. Keith Long
                                 Name: R.Keith Long
                                 Title: Chairman of the Board of
                                        Directors



                       PAGE 66 OF 73 PAGES

                                                        EXHIBIT 2

                        VOTING AGREEMENT

          VOTING AGREEMENT, dated as of April 12, 1996, among FIIG Holding Corp., a Delaware corporation ("Buyer"), FIIG Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Buyer ("Buyer Sub") and the stockholder of the Company named on the signature page hereto (the "Stockholder").

          WHEREAS, as of the date hereof, the Stockholder owns the number of shares of common stock, par value $1.00 per share ("Common Stock"), of Financial Institutions Insurance Group, Ltd. (the "Company") set forth opposite such Stockholder's name on the signature page hereto;

          WHEREAS, concurrently herewith, the Company, Buyer and Buyer Sub have entered into a Merger Agreement, dated the date hereof (the "Merger Agreement"), pursuant to which and subject to the terms and conditions thereof (i) Buyer Sub shall be merged (the "Merger") with and into the Company with the Company as the surviving corporation (the "Surviving Corporation"), (ii) each share of Common Stock (other than shares of Common Stock held by Buyer or Buyer Sub) shall be converted into the right to receive $16 cash, (iii) each share of Common Stock held by Buyer or Buyer Sub shall be canceled, and (iv) each share of common stock, par value $.01 per share, of Buyer Sub shall be converted into and become one share of common stock, par value $1.00 per share, of the Surviving Corporation;

          WHEREAS, the consummation of the Merger is subject to the approval by holders of a majority of all outstanding shares of Common Stock entitled to vote thereon;

          WHEREAS, the Board of Directors of the Company has deemed the consummation of the Merger to be in the best interests of the Company and its stockholders;

          WHEREAS, each of the stockholders of the Company listed on Schedule A hereto owns the number of shares of Common Stock set forth opposite such stockholder's name on Schedule A hereto, and concurrently herewith is entering into a Voting Agreement with Buyer and Buyer Sub identical to this Agreement;

          WHEREAS, Buyer and Buyer Sub are not willing to enter into the Merger Agreement without the prior agreement by the Stockholder and the other stockholders listed on Schedule A hereto to vote in favor of the Merger and the Merger Agreement as provided herein;

          NOW THEREFORE, in consideration of and premised upon the various representations, warranties, covenants and other agreements and undertakings of Buyer, Buyer Sub and the Stockholder contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
                       PAGE 67 OF 73 PAGES

                            ARTICLE I

                    PROXY OF THE STOCKHOLDERS

          SECTION 1.01.  Voting Agreement.

          (a) The Stockholder hereby agrees, that during the time this Agreement is in effect, at any meeting of the stockholders of the Company, and in any action by consent of the stockholders of the Company, the Stockholder shall vote all shares of Common Stock which the Stockholder owns or is otherwise entitled to vote in favor of any proposal for the adoption or approval of the Merger and the Merger Agreement.

          (b) The Stockholder hereby agrees, that during the time this Agreement is in effect, at any meeting of the stockholders of the Company, and in any action by consent of the stockholders of the Company, the Stockholder shall vote all of the shares of Common Stock which the Stockholder owns or is otherwise entitled to vote: (i) against any proposal relating to
(A) the sale of stock or assets of the Company or any of its Subsidiaries or any interest therein other than as contemplated by the Merger Agreement, (B) the merger, consolidation or other combination of the Company or any of its Subsidiaries with any person, other than as contemplated by the Merger Agreement, (C) the liquidation, dissolution or reorganization of the Company or any of its Subsidiaries, or (D) any other action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Company or any of its Subsidiaries under the Merger Agreement or which could result in any of the conditions to Buyer and Buyer Sub's obligations under the Merger Agreement not being fulfilled; and
(ii) as otherwise necessary or appropriate to enable the Company and Buyer to consummate the transactions contemplated by the Merger Agreement.

          SECTION 1.02. Irrevocable Proxy. In the event the Stockholder shall fail or threaten to fail to comply with the provisions of Section 1.01 hereof as determined by Buyer in its sole discretion, the Stockholder hereby agrees that such failure or threatened failure shall result, without any further action by the Stockholder, in the irrevocable appointment of John K. Castle, until termination of the Merger Agreement, as the Stockholder's attorney and proxy pursuant to the provisions of
Section 212(c) of the General Corporation Law of the State of Delaware, with full power of substitution, to vote, and otherwise act (by written consent or otherwise) with respect to the shares of Common Stock which the Stockholder is entitled to vote at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or consent in lieu of any such meeting or otherwise, on the matters specified in Section 1.01 hereof in such manner as Buyer or its substitute shall, in its sole discretion, deem proper. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. The Stockholder hereby revokes all other proxies and powers of attorney with respect to the shares of Common Stock owned by the Stockholder

                       PAGE 68 OF 73 PAGES
which the Stockholder may have heretofore appointed or granted (other than a proxy to vote in accordance with Section 1.01 hereof), and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto (other than in accordance with Section 1.01 hereof). All authority herein conferred or agreed to be conferred shall survive the death, incapacity, bankruptcy or liquidation of the Stockholder and any obligation of the Stockholder under this Agreement shall be binding upon its heirs, representatives, assigns and successors.

                           ARTICLE II

        REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

          The Stockholder hereby represents and warrants to Buyer as follows:

          SECTION 2.01. Authority Relative to This Agreement. The Stockholder has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except to the extent that the enforceability thereof may be limited by: (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity, including, without limitation, principles of reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in equity or at law).

          SECTION 2.02. No Conflict. The execution and delivery of this Agreement by the Stockholder and performance of such Stockholder's obligations hereunder do not (i) conflict with or violate any laws applicable to the Stockholder or by which the shares of Common Stock of the Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the shares of Common Stock of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the shares of Common Stock of the Stockholder are bound or affected.

          SECTION 2.03. Title to the Shares. As of the date hereof, the Stockholder is the beneficial owner of the number of shares of Common Stock set forth opposite the Stockholder's name on the signature page hereto. Such shares of Common Stock are all of such shares as are owned, either of record or beneficially, by the Stockholder. The Stockholder owns all the shares of Common Stock set forth opposite the Stockholder's name on the signature page
                       PAGE 69 OF 73 PAGES
hereto free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, contracts, limitations on the Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. Except as provided in this Agreement, the Stockholder has not appointed or granted (and will not, after the date hereof, appoint or grant) any proxy, which appointment or grant is still effective, with respect to the shares set forth opposite the Stockholder's name on the signature page hereto, other than in accordance with Section 1.01 hereof.

                           ARTICLE III

                  COVENANTS OF THE STOCKHOLDERS

          SECTION 3.01. No Disposition or Encumbrance of Shares. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, the Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy (other than the irrevocable proxy granted herein) or power of attorney with respect to, create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, contract, limitation on the Stockholder's voting rights, charge or other encumbrance of any nature whatsoever with respect to, the Stockholder's shares of Common Stock, or directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided however that if the Stockholder is currently serving as a director or officer of the Company, the Stockholder, acting in such capacities, shall not be precluded from taking any such action or any action precluded by Section 3.02, based upon the advice of counsel, that his or her fiduciary duties to the Company obligate the Stockholder to do so; provided, further, however that the Stockholder may transfer all or part of such Stockholder's shares of Common Stock to a charitable remainder trust or other similar trust established for estate planning purposes or to an entity which has claimed an exemption under Section 501(c)(3) of the Internal Revenue Code of 1986.

          SECTION 3.02. No Negotiations. The Stockholder shall not, and shall not permit any of its subsidiaries, affiliates, representatives, agents or any other person acting for or on behalf of such Stockholder to, solicit, entertain offers from, negotiate with, or in any manner discuss, encourage, recommend or agree to any proposal relating to (a) the sale of the stock or assets of the Company or any of its Subsidiaries or any interest therein, (b) the merger, consolidation or other combination of the Company or any of its Subsidiaries with any person, or (c) the liquidation, dissolution or reorganization of the Company or any of its Subsidiaries, except as specifically contemplated by the Merger Agreement. Without limiting the generality of the foregoing, the Stockholder shall not, and shall not permit any of its subsidiaries, affiliates, representatives, agents or any other person acting for or on behalf of the Stockholder to, furnish or cause to be furnished any information with respect to the Company or any of its Subsidiaries to any person (other than the Buyer and its employees and agents and other than as required by law). If the Stockholder or any of its

                       PAGE 70 OF 73 PAGES
subsidiaries, affiliates, representatives, agents or any other person acting for or on behalf of the Stockholder receives from any person any offer, proposal or informational request that may be subject to this Section, the Stockholder shall promptly advise such person, by written notice, of the terms of this Section and shall promptly deliver a copy of such notice to the Buyer. Nothing herein shall, to the extent not prohibited by the Merger Agreement, prohibit any Stockholder who is an officer of the Company from acting in his capacity as such, or who is a director of the Company from participating in meetings of the Board or Committees thereof.


                           ARTICLE IV

                          MISCELLANEOUS

          SECTION 4.01.  Termination.  This Agreement shall
remain in effect until the first to occur of (i) the Closing Date or (ii) the termination of the Merger Agreement; provided, however, that the provisions set forth in Section 4.03 shall survive the Closing.

          SECTION 4.02.  Definitions.  Any terms used but not
defined herein shall have the meanings ascribed to them in the Merger Agreement.

          SECTION 4.03.  Further Assurances.  The Stockholders
will execute and deliver all such further documents and instruments and take all such further action as may reasonably be necessary in order to consummate the transactions contemplated hereby, including, without limitation, the transactions contemplated by the Merger Agreement.

          SECTION 4.04. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

          SECTION 4.05. Entire Agreement. This Agreement constitutes the entire agreement between the Stockholder and the Buyer with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the Buyer and the Stockholder with respect to the subject matter hereof.

          SECTION 4.06.  Amendment.  This Agreement may not be
amended, altered or modified except by a written instrument executed by the parties hereto.

          SECTION 4.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the
                       PAGE 71 OF 73 PAGES
parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

          SECTION 4.08.  Governing Law.  This Agreement shall be
construed and interpreted according to the laws of the State of New York applicable to contracts made and to be performed wholly within such state.

          SECTION 4.09.  Counterparts.  This Agreement may be
executed in two or more counterparts, each of which shall be deemed an original and each of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder has duly executed this Agreement.



Number of Shares of           Name:
Common Stock owned:



AGREED TO AND ACCEPTED:

FIIG HOLDING CORP.


By:  _________________________
     Name:
     Title:


FIIG MERGER CORP.


By:  _________________________
     Name:
     Title:





                       PAGE 72 OF 73 PAGES

                     SCHEDULE A - VOTING AGREEMENT


Shareholder                  # of shares        %*

R. Keith Long                   398,188       12.41%

John A. Dore                    113,450        3.54%

John B. Zellars                  54,022        1.68%

Lonnie L. Steffen                33,792        1.05%

Wilbur Dean Cannon               24,984         .78%

Herschel Rosenthal               19,248         .60%

William B. O'Connell             14,313         .45%

Joseph C. Morris                 13,276         .41%

Dale C. Bottom                    8,823         .28%

John P. Diesel                    7,200         .22%

     Total                      687,296       21.42%


*Based on % outstanding of 3,207,711 at January 31, 1996



                          PAGE 73 OF 73 PAGES